Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

June 1, 2019

among

SEARS HOMETOWN AND OUTLET STORES, INC.,

TRANSFORM HOLDCO LLC

and

TRANSFORM MERGER CORPORATION

i

ANNEX III: OUTLET SALE TERM SHEET	III-1

ANNEX IV: COMPETITIVELY SENSITIVE INFORMATION	IV-1

ANNEX V: INFORMATION ON OUTLET SEGMENT	V-1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 1, 2019, among Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Company”), Transform Holdco LLC, a Delaware limited liability company (“Parent”), and Transform Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

RECITALS

WHEREAS, the parties hereto intend, on the terms and subject to the conditions set forth herein and in accordance with Delaware Law (as defined below), that Merger Subsidiary will be merged with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, in the Merger, except as otherwise provided in this Agreement, each share of common stock, par value $0.01 per share, of the Company (collectively, the “Shares”) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of an independent director (the “Special Committee”) to review, consider, evaluate, negotiate, reject or recommend or not recommend to the Company Board any offer by Parent to acquire securities of the Company or any other proposal for a business combination transaction with Parent;

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL (as defined below)), (ii) approved this Agreement and the transactions contemplated hereby and declared this Agreement advisable and (iii) recommended that the Company Board adopt resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby and recommending that this Agreement be adopted by the stockholders of the Company;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and approval, and (iv) resolved to recommend that this Agreement be adopted by the stockholders of the Company;

WHEREAS, immediately following the execution and delivery of this Agreement, ESL will execute and deliver to the Company a written consent in the form of Annex I (the “Stockholder Consent”) (i) adopting this Agreement on behalf of the stockholders of the Company in accordance with Delaware Law and (ii) approving any sale of the Outlet Segment conducted in accordance with the terms of this Agreement that meets the Outlet Sale Requirements on behalf of the stockholders of the Company to the extent such approval is required under Section 271(a) of Delaware Law;

WHEREAS, the Board of Managers of Parent and the Board of Directors of Merger Subsidiary have each unanimously approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company desires to conduct a process to potentially sell the Outlet Segment to a Third Party (as defined below) between the execution of this Agreement and the Closing (as defined below) (the “Outlet Sale Process”) and the parties hereto desire to set forth in this Agreement certain agreements with respect to the conduct of the Outlet Sale Process; and

WHEREAS, concurrently herewith, Edward S. Lampert and the Company have entered into a letter agreement (the “ESL Letter Agreement”) pursuant to which Edward S. Lampert has agreed, among other things, not to, and to cause ESL not to, effect any amendment of the Company’s bylaws or take any other stockholder action that is inconsistent with the terms of this Agreement or that would reasonably be expected to frustrate the transactions contemplated hereby, the Outlet Sale Process or any sale of the Outlet Segment conducted in accordance with the terms of this Agreement that meets the Outlet Sale Requirements;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions.

(a) As used herein, the following terms shall have the following meanings:

“ABL Facility” means the Amended and Restated Credit Agreement, dated November 1, 2016, among Sears Authorized Hometown Stores, LLC, the other borrowers and guarantors party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent, as amended on May 3, 2019.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition, purchase or exclusive license, directly or indirectly, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

For the avoidance of the doubt, any Outlet Sale Acquisition Proposal shall not constitute an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that, for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be considered an Affiliate of ESL, Parent or any of their respective Subsidiaries (other than the Company and its Subsidiaries) and none of ESL, Parent or any of their respective Subsidiaries (other than the Company and its Subsidiaries) shall be considered to be an Affiliate of the Company or any of its Subsidiaries.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, applied or enforced by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Base Merger Consideration” means $2.25.

“beneficially own” or “beneficial ownership” has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of February 2, 2019 set forth in the Company 10-K.

“Company Balance Sheet Date” means February 2, 2019.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof related to this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, individual consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether or not written and (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Service Provider (or, solely with respect to any such plan, agreement, arrangement, program or policy that is subject to Title IV of ERISA, for the current or future benefit of any current or former employee or consultant of any entity that is, or in the last six years has been, an ERISA Affiliate of the Company) or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company LTIP” means the Sears Hometown and Outlet Stores, Inc. Long Term Incentive Plan.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (A) changes in general economic or political conditions or the financial or capital markets in the United States or elsewhere in the world, (B) changes generally affecting the industry in which the Company and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural or man-made disasters, (D) the announcement, pendency or performance of the transactions contemplated by this Agreement or any Outlet Purchase Agreement entered into in compliance with the terms hereof, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, licensors, licensees, partners, lenders (including under the Credit Agreements) or employees of the Company or any of its Subsidiaries (it being understood that this clause (D) shall not apply to the term “Company Material Adverse Effect” as used in, or as used in paragraph

Section 9.02(a) with respect to, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of this Agreement, the consummation of the transactions contemplated hereby, or the performance of obligations hereunder or thereunder), (E) the identity of Parent as the investor in the Company or of Parent or one of its Affiliates as party to this Agreement or any facts or circumstances concerning Parent or any of its Affiliates, including their respective relationships with the Company (including with respect to the supply of merchandise) or any customers, suppliers, distributors, licensors, licensees or partners of the Company or any of its Subsidiaries, (F) changes or prospective changes in GAAP or Applicable Law (or interpretation or enforcement thereof), (G) changes in the market price or trading volume of the Shares (provided that, to the extent not subject to any of the other exceptions herein, any fact, condition, change, development or event underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect), (H) the failure of the Company and its Subsidiaries to meet internal or analysts’ expectations or projections, performance measures, operating statistics or revenue or earnings predictions (provided that, to the extent not subject to any of the other exceptions herein, any fact, condition, change, development or event underlying or that contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (I) the petition for relief under chapter 11 of title 11 of the United States Code filed by Sears Holdings Corporation and certain of its Subsidiaries on October 15, 2018 (the “SHC Bankruptcy”), and related events, including (1) Parent’s acquisition of certain assets of Sears Holdings Corporation and any events, actions or claims resulting therefrom, including the assignment to Parent or its Affiliates of certain contracts to which the Company is a party, and (2) any claims pursued by the SHC Bankruptcy debtors, the Special Committee of the Board of Directors of Sears Holdings Corporation or the Official Committee of Unsecured Creditors of Sears Holdings Corporation, (J) any action taken by the Company or any of its Subsidiaries at the written direction or request of Parent, or in accordance with the express terms of this Agreement (other than compliance with the covenant of the Company to, and to cause each of its Subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice set forth in Section 6.01), or (K) any matter described in Section 1.01(a) of the Company Disclosure Schedule, other than, in the case of clause (A), (B), (C) or (F), for such changes or events that have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (which shall be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof), or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.

“Company Restricted Stock Units” means any award of restricted stock units granted pursuant to any Company Stock Plan.

“Company Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries.

“Company Stock Plan” means the Sears Hometown and Outlet Stores, Inc. Amended and Restated 2012 Stock Plan and any other equity or equity-based compensation plan that is sponsored or maintained by the Company or any of its Subsidiaries that provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company, in each case, as amended from time to time.

“Contract” means, with respect to any Person, any contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other legally binding arrangement, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Credit Agreements” means the ABL Facility and the Term Loan.

“Credit Agreement Event of Default” means the occurrence of any event that would constitute an Event of Default under either the ABL Facility or the Term Loan; provided that (i) the “grace periods” in Section 8.01(c) of each Credit Agreement shall, for all purposes hereunder, be deemed to be 10 Business Days and (ii) any Event of Default under either the ABL Facility or the Term Loan arising under Section 7.04 (Fundamental Changes) or 8.01(j) (Change of Control) of either Credit Agreement solely as a result of the consummation of the Merger shall not constitute a “Credit Agreement Event of Default” hereunder.

“Credit Agreement Default Waiver Expiration Date” means October 31, 2019 or such later date through which the Agent and the Required Lenders under each Credit Agreement shall agree, prior to October 31, 2019 and subject to Section 6.01(u), to waive the application of the requirement of Section 6.01(a) of the Credit Agreements that requires the Company and its Subsidiaries to obtain a report and unqualified opinion of a registered public accounting firm of nationally recognized standing reasonably acceptable to the Agent, which report and opinion shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit.

“Cured Default” means any Default or Event of Default that is curable and of which Parent has been informed pursuant to Section 6.02(c) hereof, which has occurred but subsequently ceases to exist upon the earlier to occur of (x) the date on which such action or circumstance would be permitted at such time to be taken or to exist under the Credit Agreements and the other related loan documents and (y) the date on which such action or circumstance is unwound or ceases to exist or otherwise modified to the extent necessary for such revised action to be permitted at such time by the Credit Agreement and the other related loan documents.

“Debt Financing” means any term loan and/or revolving debt financing incurred or intended to be incurred by Parent or, if applicable and contingent on the occurrence of the Effective Time, the Company in connection with the transactions contemplated by this Agreement, including the Merger and the repayment of any amounts outstanding as of the Closing under each of the Credit Agreements. For the avoidance of doubt, any financing pursuant to any securities and/or bond offering shall not constitute “Debt Financing” for any purpose under this Agreement.

“Debt Financing Documents” means the agreements, documents and certificates necessary to implement the Debt Financing, including (i) credit agreements, loan documents, notes, pledge agreements, security agreements, guarantee agreements and intercreditor agreements pursuant to which the Debt Financing will be governed and (ii) certificates (including perfection, officer, secretary, solvency and closing), legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Financing or reasonably requested by the Debt Financing Sources.

“Debt Financing Sources” means the Persons that have or will directly or indirectly provided or arranged or otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby, including the parties to any debt commitment letter (including pursuant to any amendments or joinder agreements relating thereto) and any Debt Financing Documents.

“Default” has the meaning set forth in each of the Credit Agreements.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“End Date” means the later of (a) October 31, 2019 and (b) the earlier of (i) November 30, 2019 and (ii) the Credit Agreement Default Waiver Expiration Date; provided that, (1) if (x) an Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period and the Outlet Sale contemplated thereby has been consummated prior to the Outlet Closing Deadline and (y) the End Date would otherwise be earlier than the 7th Business Day after the date on which such Outlet Sale is consummated, the End Date shall be the 7th Business Day after the date on which such Outlet Sale is consummated, or (2) if (x) an Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period and later is terminated and (y) the End Date would otherwise be earlier than the 45th day after the date on which Parent is notified of such termination, the End Date shall be the 45th day after the date on which Parent is notified of such termination; provided, further, that the foregoing proviso shall be of no effect if the application of the proviso would result in the End Date being later than the Credit Agreement Default Waiver Expiration Date and in no event shall the End Date be later than December 31, 2019.

“Environmental Laws” means any Applicable Law or any agreement with any Person relating to human health or safety, the environment or any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material.

“Environmental Permits” means all Permits relating to or required by Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any specified entity means any other entity that, together with such specified entity, would be treated as a single employer under Section 414 of the Code.

“ESL” means ESL Investments, Inc. and its investment Affiliates, including Edward S. Lampert.

“Event of Default” has the meaning set forth in each of the Credit Agreements.

“Exchange Act” means the Securities Exchange Act of 1934.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission of information or other filing.

“Financing Information” means financial and other information customary in bank or other term loan or revolving financings and reasonably required in connection with the Debt Financing regarding the Company and its Subsidiaries (and, in any event, with respect to any required quarterly or annual financial statements, except as otherwise provided herein, to be prepared and provided on a basis and on timing consistent with the past practice of the Company and its Subsidiaries), including, without limitation: (i) (A) if the Sale Period shall have expired and no Outlet Purchase Agreement shall have been executed, the quarterly and annual financial statements required to be filed by the Company with the SEC, and (B) if an Outlet Purchase Agreement shall have been executed during the Sale Period and, pursuant to the Outlet Purchase Agreement, the Company is required to produce “carve out” or similar financial statements or any “quality of earnings” report in connection therewith, financial statements of the Company giving effect to the sale of the Outlet Segment for the same time periods as required in connection with such Outlet Purchase Agreement and for each fiscal quarter ended 45 days prior to the Closing Date and/or a “quality of earnings” report relating to the Company after giving effect to the sale of the Outlet Segment, (ii) authorization and representation letters to the extent customary and contemplated by the Debt Financing (provided that such authorization and representation letters contain customary exculpation provisions), (iii) pertinent and customary factual information regarding the Company and its Subsidiaries which the Debt Financing Sources determine is required by regulatory authorities under “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation, and (iv) the financial statements required to be delivered pursuant to Section 6.01, Section 6.02(a) and Section 6.02(b) of each of the Credit Agreements. Nothing in this Agreement will require the Company, its Subsidiaries or Representatives to provide (or be deemed to require the Company to prepare) in connection with the Debt Financing (1) a third-party solvency opinion, (2) any legal opinions or (3) any projections, pro forma financial statements or proposed debt and equity capitalization that is required for such pro forma financial statements relating to the transactions contemplated hereby or the Debt Financing (provided, customary information for Parent to prepare pro forma financial statements shall not be excluded by this clause (3)). At any time after the date upon which Parent has obtained a fully executed commitment letter in respect of the Debt Financing, if the Company in good faith believes that it has delivered the Financing Information required to be delivered in respect of the Debt Financing contemplated by any such commitment letter, the Company may deliver to Parent written notice to that effect (stating when it believes it completed any such delivery), in which case it shall be deemed to have delivered the Financing Information required to be delivered in respect of the Debt Financing contemplated by such commitment letter, unless Parent in good faith believes that the Company has not completed delivery of the Financing Information required to be delivered in respect of the Debt Financing contemplated by such commitment letter and, within 2 Business Days after its receipt of such notice, Parent delivers a written notice to the Company to that effect (stating with specificity what Financing Information required to be delivered in respect of the Debt Financing contemplated by such commitment letter has not yet been delivered).

“Fully Diluted Share Count” means, as of the Closing Date, a number of Shares equal to the sum of (i) the aggregate number of Shares issued and outstanding as of such date plus (ii) the aggregate number of unvested Company Restricted Stock Units issued and outstanding as of such date (each of which entitles the holder, subject to the terms and conditions of the applicable award, to an amount in cash equal to the value of a Share).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any medical or biological waste, reagent, petroleum product, derivative or byproduct, asbestos, asbestos-containing materials, lead, polychlorinated biphenyls or any substance, waste or material regulated under any Environmental Law.

“Hometown Segment” means the Company’s Sears Hometown segment, excluding the Buddy’s Home Furnishings Stores, each as described in the Company 10-K.

“Intellectual Property” means rights in (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”), (ii) national and multinational statutory invention registrations in any jurisdiction, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions claimed in each such registration, patent or patent application, (iii) trade secrets, confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person, (iv) know-how, inventions, discoveries, data, specifications, processes, methods, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, ideas and improvements, including manufacturing information and processes, engineering and other manuals and drawings, standard operating procedures, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, research records and similar data and information, (v) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (vi) moral rights, technology, software, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vii) any similar intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries (excluding any public networks).

“knowledge” of the Company means the actual knowledge of the persons listed in Section 1.01(b) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Merger Consideration” means an amount of cash, without interest, equal to:

(a) if an Outlet Sale is consummated prior to the Closing and the Outlet Sale Excess Amount is a positive number, (i) the Base Merger Consideration plus (ii) an amount equal to the quotient of (A) the Outlet Sale Excess Amount divided by (B) the Fully Diluted Share Count; or

(b) if an Outlet Sale is not consummated prior to the Closing or if an Outlet Sale is consummated prior to Closing but the Outlet Sale Excess Amount is zero or a negative number (provided that, for the avoidance of doubt, the Company is not permitted to consummate an Outlet Sale that would result in Net Proceeds of less than the Outlet Sale Minimum Proceeds without the prior written consent of Parent), the Base Merger Consideration.

For the avoidance of doubt, the Merger Consideration shall be calculated pursuant to the procedures set out in Section 2.09.

“NASDAQ” means the NASDAQ Stock Market.

“Net Proceeds” means, with respect to the Outlet Sale, an amount equal to (a) the cash proceeds received by the Company in respect of the Outlet Sale at or prior to the Closing, minus (b) the sum, without duplication, of (i) all fees and out-of-pocket expenses paid (or estimated to be payable) by the Company in connection with the Outlet Sale (but not in connection with the transactions contemplated by this Agreement), (ii) the amount of any Taxes paid (or estimated to be payable) by the Company in connection with the Outlet Sale (it being understood, for the avoidance of doubt, that any net operating losses, tax credits, tax basis or any other tax attributes that would reduce such Taxes payable by the Company shall be taken into account in calculating such amount), (iii) the amount, if any, by which the Net Working Capital transferred to the buyer of the Outlet Segment exceeds $75,000,000, (iv) the amount of any waiver, amendment or consent fees paid in connection with (x) any Going Concern Waivers to the extent in excess of $100,000 in the aggregate, (y) the Outlet Sale Amendments and (z) any Cured Default Waiver (it being understood, for the avoidance of doubt, that the aggregate amount of any such waiver, amendment or consent fees paid by the Company after the date of this Agreement may not exceed $500,000 without the prior written consent of Parent), and (v) the other deductions to Net Proceeds contemplated by the term sheet attached as Annex III hereto.

“Net Working Capital” means, as of the closing of the Outlet Sale, the aggregate amount (which may be a positive or negative number) of the current assets of the Company and its Subsidiaries assumed by the buyer of the Outlet Segment minus the current liabilities of the Company and its Subsidiaries assumed by the buyer of the Outlet Segment, in each case, using the same line items set forth on Section 1.01(c) of the Company Disclosure Schedule and determined in accordance with GAAP applied consistently with the principles applied in the preparation of the Company’s audited financial statements; provided, however, that in the event of any conflict between such principles and GAAP, GAAP shall control.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Outlet Closing Deadline” means October 23, 2019; provided that (a) such date shall be automatically extended by the length of any Notice Period that is provided to Parent pursuant to Section 6.03(e)(iv) and (b) the Company may extend such date (as it may already have been extended pursuant to clause (a)) one time by 15 days upon providing written notice to Parent certifying that (i) the Company and the counterparty under the Outlet Purchase Agreement are working diligently and in good faith to consummate the Outlet Sale and (ii) the Company and the counterparty under the Outlet Purchase Agreement have a reasonable expectation of doing so within such additional 15-day period; provided, further, however, that in no case shall the Outlet Closing Deadline be later than the earlier of the (x) Credit Agreement Default Waiver Expiration Date and (y) End Date.

“Outlet Sale Excess Amount” means the Net Proceeds of the Outlet Sale minus the Outlet Sale Minimum Proceeds.

“Outlet Sale Minimum Proceeds” means $97,500,000.

“Outlet Sale Requirements” means a sale of the Outlet Segment that (i) would result in Net Proceeds that are no less than the Outlet Sale Minimum Proceeds, (ii) is on the terms set forth in the term sheet attached as Annex III hereto, (iii) is otherwise on other commercially reasonable terms, and (iv) in the good faith belief of the Company Board when it approves the execution of the Outlet Purchase Agreement, is reasonably likely to be consummated prior to the Outlet Closing Deadline and otherwise in all material respects in accordance with the terms of the Outlet Purchase Agreement.

“Outlet Segment” means the Company’s Sears Outlet segment and Buddy’s Home Furnishings Stores, each as described in the Company 10-K.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Related Party” means (i) Parent, (ii) Merger Subsidiary, (iii) ESL, (iv) ESL Investments, Inc., (v) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, Debt Financing Sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, Representatives, successors or assignees of any of the Persons named in clauses (i) through (iv), and (vi) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, Debt Financing Sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, Representatives, successors or assignees of any of the Persons described in clause (v). For the avoidance of doubt, for purposes of this Agreement, the Company and its Subsidiaries shall not be Parent Related Parties.

“Payoff Letter” means, with respect to each Credit Agreement, a customary payoff letter in form and substance reasonably satisfactory to Parent (subject only to delivery of funds as arranged by Parent), that (i) specifies the aggregate amount required to be paid to fully satisfy the indebtedness under such Credit Agreement (including principal, interest, fees, expenses and other amounts payable under such Credit Agreement and with it being understood that such amount may include obligations in respect of certain letters of credit that are (or are to be substantially contemporaneously with the Closing) cash collateralized or backstopped pursuant to other credit support and may exclude certain contingent obligations) and (ii) provides for the discharge and termination of such Credit Agreement (and the full and unconditional release of any and all guarantees and Liens and other security interests securing the obligations under each Credit Agreement) upon the payment of the amounts set forth therein on the Closing Date. To the extent required to effect the release in the previous sentence, the Payoff Letter for each Credit Agreement shall include UCC-3 termination statements and short form agreements that release any and all security interests in Intellectual Property granted pursuant to each such Credit Agreement. It is understood and agreed that the inclusion of a release of claims in any such Payoff Letter (in form substantially similar to the release of claims included in the existing amendments to the Credit Agreements) shall be reasonably satisfactory to Parent.

“Permits” means governmental licenses, franchises, permits, certificates, consents, approvals, registrations, concessions or other authorizations of Governmental Authorities.

“Permitted Liens” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been recorded on the Company’s balance sheet in accordance with GAAP, (ii) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens and security deposits incurred in the ordinary course of business consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business consistent with past practice in connection with pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation that, in the aggregate, are not material in amount, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or use of the property subject thereto, (v) Liens expressly disclosed on the Company Balance Sheet (including the notes thereto) and (vi) Liens securing obligations arising under any Credit Agreement in accordance with the terms thereof.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

“Proceeding” means any claim, audit, action, suit, proceeding, arbitral action or investigation.

“Representative” means the directors, officers, employees, investment bankers, consultants, attorneys, accountants and other advisors and representatives of a Person.

“Sale Period” means the period beginning on the date of this Agreement and ending on August 24, 2019; provided that (a) such period shall be automatically extended by the length of any Notice Period that is provided to Parent pursuant to Section 6.03(e)(iv), (b) the Company may extend such period (as it may already have been extended pursuant to clause (a)) one time by 10 days upon providing written notice to Parent certifying that the Company is presently in negotiations with one or more third parties and has a reasonable and good faith expectation of entering into an Outlet Purchase Agreement within such additional 10-day period and (c) the Company may terminate such period, for any reason and at any time, with Parent’s prior written consent.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are directly or indirectly owned by such Person; provided that, for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be considered a Subsidiary of ESL, Parent or any of their respective Subsidiaries (other than the Company and its Subsidiaries) and none of ESL, Parent or any of their respective Subsidiaries (other than the Company and its Subsidiaries) shall be considered to be a Subsidiary of the Company or any of its Subsidiaries.

“Term Loan” means the Term Loan Credit Agreement, dated February 16, 2018, among the Company, Sears Authorized Hometown Stores, LLC and the other borrowers party thereto, Gordon Brothers Finance Company, as agent, lead arranger, and sole bookrunner, and Gordon Brothers Finance Company, LLC, as lender, as amended on May 3, 2019.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ABL Facility Agent	9.01(f)
Acceptable Confidentiality Agreement	6.03
Adverse Amendment	7.06
Agreement	Preamble
AIP	2.05(c)
Arbiter	2.09(d)
Certificates	2.03(a)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company Acquisition Agreement	6.03(b)
Company Adverse Recommendation Change	6.03(b)
Company Board	Recitals
Company Board Recommendation	4.02(c)
Company Disclosure Documents	4.09(a)
Company LTIP Award	2.05(b)

Term	Section
Company Retention Awards	2.05(c)
Company SEC Documents	4.07(a)
Company Securities	4.05(d)
Company Subsidiary Securities	4.06(b)
Compensation Arrangement	4.18(h)
Compensation Arrangement Approvals	4.18(h)
Compensation Committee	4.18(h)
Confidentiality Agreement	6.02(a)
Continuing Employees	7.03(a)
Cured Default Waiver	6.01(u)
Determination Notice	6.03(e)(iv)(A)
Dissenting Shares	2.04
Effective Time	2.01(c)
Equity Commitment Letter	5.07
Equity Financing	5.07
ESL Letter Agreement	Recitals
Going Concern Waiver	6.01(u)
HSR Act	4.03
Indemnified Person	7.02(a)
Indemnified Proceeding	7.02(a)
Information Statement	4.03
Internal Management Report	6.02(d)
Leased Real Property	4.15(b)
Material Contracts	4.21(b)
Merger	Recitals
Merger Subsidiary	Preamble
Multiemployer Plan	4.18
Notice Period	6.03(e)(iv)(A)
Outlet Purchase Agreement	6.03(e)(ii)(D)
Outlet Sale	6.03(e)(i)(A)
Outlet Sale Acquisition Proposal	6.03(e)(i)(A)
Outlet Sale Amendments	6.01(u)
Outlet Sale Process	Recitals
Parent	Preamble
Paying Agent	2.03(a)
Proposed Merger Consideration	2.09(a)
Proposed Merger Consideration Statement	2.09(a)
Proposed Outlet Sale	6.03(e)(iii)
Proposed Outlet Sale Proceeds	6.03(e)(iii)
Prospective Outlet Purchaser	6.03(e)(ii)(D)
Real Property Leases	4.15(b)
Schedule 13E-3	4.03
Shares	Recitals
SHC Bankruptcy	1.01
Special Committee	Recitals
Special Committee Recommendation	4.02(b)
Stockholder Consent	Recitals
Surviving Corporation	2.01(a)
Surviving Corporation Share	2.02(d)
Tax	4.17
Taxing Authority	4.17
Tax Return	4.17
Term Loan Agent	9.01(f)
Uncertificated Shares	2.03(a)(ii)
Unvested RSU Consideration	2.05(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of or to this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The phrases “transactions contemplated hereby”, “transactions contemplated by this Agreement” and similar phrases do not encompass any Outlet Sale or any other transactions that may be effected pursuant to any Outlet Purchase Agreement, but do, for the avoidance of doubt, encompass the rights and obligations of the parties set forth in Section 6.03(e). References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in such schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. References to “law” or “laws” shall be deemed also to include any Applicable Law. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

ARTICLE 2

THE MERGER

Section 2.01. The Merger.

(a) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006, on a date to be mutually agreed by the Company and Parent, which date shall be no later than the 2nd Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or, to the extent permissible under Applicable Law, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible under Applicable Law, waived by the party or parties entitled to the benefit of such conditions, or at such other place, date or time as Parent and the Company may mutually agree; provided, however, that notwithstanding the foregoing, subject to Parent’s compliance in all material respects with its obligations under Section 7.06, (i) if the Sale Period shall have expired and no Outlet Purchase Agreement shall have been executed, the Closing shall occur no earlier than the date that is the later of (x) 45 days after the last day of the Sale Period and (y) 3 Business Days following the first date on which Parent shall have received the Financing Information set forth in clauses (i)(A), (iii) and (iv) of the definition thereof from the Company (subject to the last sentence of the definition of “Financing Information”) or (ii) if an Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period, Closing shall occur no earlier than the date that is the latest of (x) 7 Business Days after the closing of the Outlet Sale, (y) 3 Business Days following the first date on which Parent shall have received the Financing Information set forth in clauses (i)(A), (iii), (iv) and, to the extent requested by Parent no later than 5 Business Days following Parent’s receipt of a copy of such Outlet Purchase Agreement from the Company, (i)(B) of the definition thereof from the Company (subject to the last sentence of the definition of “Financing Information”) and (z) 45 days after Parent is notified by the Company of the Company’s entry into an Outlet Purchase Agreement; provided, further, that in the event an Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period and later is terminated, the Closing shall occur no earlier than the date that is the later of (x) 45 days after the date Parent is notified of such termination and (y) 3 Business Days following the first date on which Parent shall have received the Financing Information set forth in clauses (i)(A), (iii) and (iv) of the definition thereof from the Company (subject to the last sentence of the definition of “Financing Information”) (in each case, other than conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or, to the extent permissible under Applicable Law, waiver of those conditions at the Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(c) At the Closing, the parties hereto shall cause a certificate of merger to be filed with the Secretary of State of the State of Delaware and make all other Filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as such certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be specified in such certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, net of applicable withholding Taxes.

(b) Each Share held by the Company as treasury stock or by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each Share held by ESL or Parent immediately prior to the Effective Time shall be converted into one one-thousandth of a Surviving Corporation Share (as defined below).

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become a number of fully paid and nonassessable shares of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted (the “Surviving Corporation Shares”) (rounded to the nearest one-one thousandth of a Surviving Corporation Share) equal to (i) one one-thousandth of the total number of shares canceled pursuant to Section 2.02(a) and Section 2.02(b) divided by (ii) the total number of shares of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of Shares pursuant to Section 2.02(c)).

Section 2.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint (pursuant to an agreement in a form reasonably acceptable to the Company) the Company’s transfer agent or another agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares represented by book entry (the “Uncertificated Shares”). At or prior to the Effective Time, Parent or one of its Affiliates shall deposit with the Paying Agent the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (in the event that the amount deposited shall be for any reason insufficient to make the payments of the Merger Consideration contemplated by this Agreement, Parent shall, or shall cause one of its Affiliates to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments). Promptly after the Effective Time, and in any event not later than the third (3rd) Business Day following the Effective Time, Parent shall cause the Paying Agent to send to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b) Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal (together with any applicable attachments), or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on the cash payable upon surrender of any Shares.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, Parent or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to Section 2.02(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares 12 months after the Effective Time shall be returned to Parent or one of its Affiliates, upon demand, and any such holder who has not exchanged its Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to Section 2.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Parent or one of its Affiliates upon demand.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has (a) not voted in favor of the Merger or consented thereto in writing and (b) who has properly demanded appraisal for its Shares in accordance with Section 262 of Delaware Law and who has otherwise complied with all applicable provisions of Section 262 of Delaware Law (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but shall be entitled only to such rights as are granted by Section 262 of Delaware Law, unless such holder of Dissenting Shares fails to perfect, withdraws or otherwise loses the right to appraisal under Section 262 of Delaware Law. If, either before or after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of Delaware Law, such Dissenting Shares shall automatically be converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(a). The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Dissenting Shares and any withdrawals of any such demands and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not take any action with respect to such demands (including making any payment with respect to, or offering to settle or settling, any such demands).

Section 2.05. Restricted Stock Units; Company LTIP; Company Retention Agreements; AIP.

(a) Except as provided in Section 2.05(d) or otherwise required by the terms of an applicable outstanding Company Restricted Stock Unit award (in which case the terms of such Company Restricted Stock Unit award shall govern, except that any payment shall be made solely in cash and based on the Merger Consideration) or would reasonably be expected to result in a penalty under Section 409A of the Code, at the Effective Time, each Company Restricted Stock Unit shall be canceled and converted into the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the Merger Consideration (the “Unvested RSU Consideration”), and such per share Unvested RSU Consideration shall be paid, to the extent the holder has satisfied the applicable vesting conditions, as follows: (i) with respect to those Company Restricted Stock Unit awards that are scheduled to vest in January 2020, (x) held by individuals other than those individuals listed on Section 2.05(a) of the Company Disclosure Schedule, at the Effective Time, or (y) with respect to those individuals listed on Section 2.05(a) of the Company Disclosure Schedule, on the date such Company Restricted Stock Unit would otherwise have been paid in accordance with the terms thereof (including by reason of death, disability, termination without “Cause” or resignation for “Good Reason,” as such terms are defined, and solely to the extent provided, in the applicable Company Restricted Stock Unit award); and (ii) with respect to those Company Restricted Stock Unit awards that are scheduled to vest after January 2020, on the earlier of (x) the date such Company Restricted Stock Unit would otherwise have been paid in accordance with the terms thereof (including by reason of death, disability, termination without “Cause” or resignation for “Good Reason,” as such terms are defined, and solely to the extent provided, in the applicable Company Restricted Stock Unit award) and (y) no later than 60 days following the first anniversary of the Closing. Parent shall cause the Surviving Corporation (or an Affiliate thereof) to pay the per share Unvested RSU Consideration (subject to any applicable withholding Tax) to such holders who had satisfied the applicable vesting conditions as of the applicable vesting date.

(b) Except as provided in Section 2.05(d) or otherwise required by the terms of an applicable outstanding award under the Company LTIP (each a “Company LTIP Award”) (in which case the terms of such Company LTIP Award shall govern) or as would reasonably be expected to result in a penalty under Section 409A of the Code, at the Effective Time, the outstanding portion of any Company LTIP Award shall be canceled and converted into the right to receive at the Effective Time an amount (subject to any applicable withholding Tax) in cash, as set forth in Section 2.05(b) of the Company Disclosure Schedule and based on the target level of achievement as set forth in the Company LTIP, prorated based on the number of completed months of the applicable performance period as of the Effective Time.

(c) Except as provided in Section 2.05(d), each participant in the Company Annual Incentive Plan (the “AIP”) who has a guaranteed minimum bonus provided in such AIP participant’s retention agreement shall be paid on or as soon practicable following the Effective Time an amount equal to such guaranteed minimum bonus (subject to any applicable withholding Tax). At the Effective Time, any then unpaid installments of the special retention or incentive awards listed on Section 2.05(c) of the Company Disclosure Schedule shall be reduced to $0 (the “Company Retention Awards”) and the participant shall cease to have any further right to payment thereunder.

(d) Notwithstanding the foregoing, in the event an Outlet Sale is consummated at or prior to the Closing, then in lieu of the treatment of Company Restricted Stock Units, Company LTIP Awards and the AIP as set forth in Sections 2.05(a), (b) and (c), the following shall apply (it being understood that there shall be no double counting or duplication of benefits):

(i) Except as otherwise required by the terms of an applicable outstanding Company Restricted Stock Unit award (in which case the terms of such Company Restricted Stock Unit award shall govern, except that any payment shall be made solely in cash and based on the Merger Consideration), at the Effective Time, each unvested Company Restricted Stock Unit shall be canceled and converted into the right to receive at the Effective Time an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the Merger Consideration;

(ii) Except as otherwise required by the terms of an applicable Company LTIP Award (in which case the terms of such Company LTIP Award shall govern), at the Effective Time, the unvested portion of any Company LTIP Award shall be canceled and converted into the right to receive at the Effective Time an amount (subject to any applicable withholding Tax) in cash, based on the actual level of achievement as of the date hereof as set forth on Section 2.05(d)(ii) of the Company Disclosure Schedule, prorated based on the number of completed months of the applicable performance period as of the Effective Time; and

(iii) Each participant in the AIP, whether or not the Participant has a guaranteed minimum bonus pursuant to a retention agreement, shall be paid a bonus for fiscal year 2019 on or as soon practicable following the Effective Time in an amount equal to the greater of (i) the amount determined under the AIP using actual performance as of the date hereof as set forth on Section 2.05(d)(iii) of the Company Disclosure Schedule, prorated based on the number of completed days in the fiscal year as of the Effective Time, and (ii) if applicable, the guaranteed minimum bonus provided in such AIP participant’s retention agreement.

The parties hereto acknowledge and agree that the termination of any Outlet Employee (as defined in Annex III) solely as the result of consummation of the Outlet Sale shall not change the treatment of the Company Restricted Stock Unit awards, Company LTIP Awards and the AIP as set forth above or otherwise affect such Outlet Employee’s right to receive the payments contemplated in this Section 2.05(d).

(e) Prior to the Effective Time, the Company shall take all actions as are reasonably necessary to (i) effectuate the treatment of Company Restricted Stock Units, Company LTIP Awards, Company Retention Awards and the AIP set forth in this Section 2.05, including obtaining any necessary consents from award holders and making any amendments to the terms of the applicable Company Stock Plan. Company LTIP, AIP and award agreement governing such Company Restricted Stock Units, Company LTIP Awards, Company Retention Awards or AIP, if any, as applicable, in accordance with Applicable Law and the terms of such applicable Company Stock Plan, Company LTIP, AIP or award agreement and (ii) terminate, effective as of immediately prior to the Effective Time, the applicable Company Stock Plan and Company LTIP.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Closing, the outstanding Shares (or securities convertible or exchangeable into, or exercisable for, Shares) shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period or otherwise, but excluding any change that results from any issuance of Shares permitted by Section 6.01(c)), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately and proportionately adjusted, and such adjustment to the Merger Consideration shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 2.06 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Paying Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

Section 2.09. Calculation of the Merger Consideration; Dispute Resolution.

(a) At least five 5 Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a statement setting forth in reasonable detail its good faith calculation of the Merger Consideration (the “Proposed Merger Consideration”) and each of the individual components thereof set forth in the definition thereof and in the definition of the term Net Proceeds, together with reasonable back-up and support for such calculations (the “Proposed Merger Consideration Statement”). The Proposed Merger Consideration Statement and the determinations and calculations contained therein shall be prepared in a manner consistent with this Agreement, including the definitions of the terms Net Working Capital, Net Proceeds and Fully Diluted Share Count.

(b) The Company and its Subsidiaries shall provide Parent and its Representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Company and its Subsidiaries responsible for and knowledgeable about the information contained in the Proposed Merger Consideration Statement for purposes of their review of the Proposed Merger Consideration Statement.

(c) The Proposed Merger Consideration Statement shall be subject to Parent’s review, it being understood that, in the event that Parent disagrees with any amount reflected in the Proposed Merger Consideration Statement or the calculation thereof, the Company and Parent shall negotiate reasonably and in good faith to resolve such disagreement as promptly as practicable (and all such discussions related thereto shall (unless otherwise agreed in writing by Parent and the Company) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule). If the Company and Parent reach agreement as to the Merger Consideration payable under this Agreement, such agreed upon Merger Consideration shall be final and binding for all purposes.

(d) If Parent has any remaining objections to the Proposed Merger Consideration Statement as of the close of business on the later of (i) the 3rd Business Day prior to the anticipated Closing Date and (ii) the date of the Outlet Sale Closing (as defined in Annex III), Parent and the Company shall submit the determination of the Merger Consideration to PricewaterhouseCoopers or another independent national accounting, consulting or valuation firm mutually agreeable to Parent and the Company (the “Arbiter”). Parent and the Company shall enter into an engagement letter with the Arbiter promptly on customary terms.

(e) In the event the parties submit the determination of the Merger Consideration to the Arbiter, each party shall submit its calculation of the Merger Consideration payable under this Agreement (which in the case of the Company may not be greater than the Proposed Merger Consideration and in the case of Parent may not be less than the Base Merger Consideration), together with such supporting documentation as it deems appropriate, to the Arbiter within 72 hours of engaging the Arbiter, it being agreed that the parties shall make their respective submissions contemporaneously on a date and in a manner directed by the Arbiter, and with a copy sent simultaneously and in the same manner to the other party. The Company and Parent shall use their respective reasonable best efforts to cause the Arbiter to determine the Merger Consideration payable in accordance with the terms of this Agreement as soon as practicable, but in any event within 24 hours after the date on which the Arbiter receives the Merger Consideration calculations proposed by the Company and Parent. The Company and Parent shall not engage in any ex parte communication with the Arbiter. The Arbiter shall resolve such dispute by choosing, in its entirety, the Merger Consideration calculation proposed by either the Company or Parent, and shall make no other resolution of such dispute (including by combining elements of the Merger Consideration calculations submitted by both parties). The Merger Consideration calculation selected by the Arbiter shall be final, binding and non-appealable by the parties hereto absent manifest error and such Merger Consideration shall be the Merger Consideration payable under this Agreement. Each party shall bear its own costs and expenses in connection with the resolution of such dispute by the Arbiter. The fees and expenses of the Arbiter shall be paid by the Company and, solely in the event that the Arbiter chooses the Merger Consideration calculation proposed by Parent, deemed to be expenses incurred in connection with the Outlet Sale for purposes of the calculation of Net Proceeds.

(f) The process set forth in this Section 2.09 shall be the exclusive remedy of the parties for any disputes related to the determination and calculation of the Merger Consideration.

(g) In the event the Outlet Sale Excess Amount is a positive number, the parties hereto agree to treat any corresponding increase in the Merger Consideration as an adjustment to the Merger Consideration otherwise payable pursuant to this Agreement for all Tax purposes, unless otherwise required by Applicable Law.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall, subject to Section 7.02 hereof, be amended to read in its entirety as set forth on Annex II hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law.

Section 3.02. Bylaws. At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended to read in their entirety as the bylaws of Merger Subsidiary in effect at the Effective Time (except that the name of the Surviving Corporation shall be (a) “Sears Hometown Stores, Inc.” if an Outlet Sale has been consummated prior to the Closing or (b) “Sears Hometown and Outlet Stores, Inc.” if an Outlet Sale has not been consummated prior to the Closing), and as so amended shall, subject to Section 7.02 hereof, be the bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Delaware Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (i) as disclosed in the Company 10-K, the proxy statement on Schedule 14A filed by the Company on May 6, 2019 or any current reports on Form 8-K filed by the Company with the SEC after February 2, 2019 and prior to the date of this Agreement (other than with respect to the representations and warranties in Section 4.01, Section 4.02, Section 4.05, Section 4.06, Section 4.23, Section 4.24 and Section 4.25), but, in each case, excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures to the extent they are cautionary, predictive or forward-looking in nature, (ii) with respect to any Contracts between the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Affiliates, on the other hand, or (iii) as set forth (or deemed to be set forth in accordance with Section 11.05(a)) in the applicable section of the Company Disclosure Schedule delivered to Parent prior to entering into this Agreement, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers necessary to enable it to use its legal or other business name, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has provided to Parent correct and complete copies of the Organizational Documents of the Company prior to the execution hereof and (i) the Organizational Documents of the Company are in full force and effect and (ii) the Company is not in violation of any such Organizational Documents in any material respect.

Section 4.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matters (the “Stockholder Approval”). The execution and delivery to the Company of the Stockholder Consent will constitute the Stockholder Approval. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) The Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL), (ii) approved this Agreement and the transactions contemplated hereby and declared this Agreement advisable and (iii) recommended that the Company Board adopt resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby and recommending that this Agreement be adopted by the stockholders of the Company (the “Special Committee Recommendation”).

(c) At a meeting duly called and held, the Company Board, based on the Special Committee Recommendation, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of Delaware Law, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and approval, and (iv) resolved to recommend that this Agreement be adopted by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

(d) As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or Filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, including (A) the filing of an Information Statement of the type contemplated by Rule 14c–2 under the Exchange Act containing the information specified in Schedule 14C under the Exchange Act related to the Merger, this Agreement and the Stockholder Consent (the “Information Statement”), (B) the filing of a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) relating to the adoption of this Agreement by the stockholders of the Company and (C) any other Filings and reports that may be required in connection with this Agreement and the transactions contemplated hereby under the Exchange Act, (iii) compliance with any applicable requirements of NASDAQ, (iv) any Filings, reports, approvals and/or notices that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (v) any other actions or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Material Contract binding on, or any Permit of, the Company or any of its Subsidiaries (or any Material Contract to which any of their respective assets is subject) or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of 400,000,000 Shares, par value $0.01 per Share.

(b) As of May 30, 2019, there were outstanding 22,702,132 Shares. As of May 30, 2019, there were 3,181,851 Shares reserved and available for future issuance under the Company Stock Plan. All outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable, free of (and were issued in compliance with) any preemptive or similar rights.

(c) Section 4.05(c) of the Company Disclosure Schedule contains a complete and accurate list of each holder of Company Restricted Stock Units as of May 30, 2019, including, for each such holder, the aggregate number of Company Restricted Stock Units held by such holder and the number of such Company Restricted Stock Units that vest on January 30 in each of the years 2020, 2021 and 2022 or any other date upon which such Company Restricted Stock Unit is scheduled to vest. Other than the Company Restricted Stock Units listed in Section 4.05(c) of the Company Disclosure Schedule or that may be issued after the date hereof as permitted under Section 6.01(c), there are no equity or equity-based awards outstanding under any Company Stock Plan.

(d) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in Section 4.05(b), other than the Company Restricted Stock Units listed on Section 4.05(c) of the Company Disclosure Schedule, and for changes since May 30, 2019 resulting from the settlement of any Company Restricted Stock Unit, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the

Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based on, directly or indirectly, the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(e) No Shares or Company Securities are owned by any Subsidiary of the Company.

(f) Neither the Company nor any of its Subsidiaries (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than another Subsidiary of the Company or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

Section 4.06. Subsidiaries.

(a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers necessary to enable it to use its legal or other business name, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than, in each case, Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based on, directly or indirectly, the value or price of any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a) The Company timely has filed with or furnished to the SEC, and made available to Parent (to the extent that full, complete and unredacted copies have not been published on the SEC’s EDGAR site), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b) As of its filing date (or, if amended or superseded by a Filing prior to the date hereof, as of the date of such amended or superseding Filing), each Company SEC Document complied (and each Company SEC Document filed subsequent to the date hereof will comply) in all material respects with the applicable requirements of NASDAQ, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and did not (and each Company SEC Document filed subsequent to the date hereof will not) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c) The Company and its Subsidiaries have established and maintained disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2016 through the date hereof.

Section 4.08. Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including the notes thereto) included or incorporated by reference in the Company SEC Documents (i) complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

(b) Since February 2, 2019, (i) neither the Company nor any of the its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee with responsibility for bookkeeping or accounting functions, auditor or accountant of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or such Subsidiary, has reported evidence of a material violation of Applicable Law, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

Section 4.09. Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the stockholders of the Company in connection with the transactions contemplated by this Agreement, including the Information Statement and the Schedule 13E-3, to be filed with the SEC in connection with the Merger and any amendments or supplements thereto (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents based upon information supplied by Parent or Merger Subsidiary or on their behalf specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes.

(a) From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 6.01(b), (d)-(f), (g), (j)(ii)-(iii) and (p) or, solely to the extent relating to any of the foregoing subsections of Section 6.01, (v).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and reserved for in the Company Balance Sheet, (ii) liabilities or obligations incurred after the Company Balance Sheet Date in the ordinary course of business consistent with past practice (excluding liabilities arising out of any breach of or default under a Contract or violation of Applicable Law), (iii) obligations expressly contemplated by, and fees and expenses payable to its external Representatives for services rendered in connection with, this Agreement and the transactions contemplated hereby, (iv) liabilities or obligations under Contracts existing as of the date of this Agreement or entered into after the date hereof as permitted under Section 6.01 of this Agreement (excluding liabilities arising out of any breach or default under such Contracts), and (v) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws and Court Orders. Except as set forth in Section 4.12 of the Company Disclosure Schedule, the Company and each of its Subsidiaries is, and since January 1, 2016, has been, in compliance with, has not been charged with or given written notice by any Governmental Authority of any violation of and, to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with any violation of, Applicable Law or the terms of any of its Permits, except for failures to comply or violations or alleged violations that have not had and, even if determined adversely to the Company, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against or affecting the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that prevents, enjoins, alters or materially delays the Merger or any of the other transactions contemplated by this Agreement. The Company and each of its Subsidiaries have all Permits necessary to enable it to use its legal or other business name, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except for those Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Litigation. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any of their respective assets or properties, any of their respective present or former officers, directors or employees in their capacities as such, or any Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator that, assuming such Proceedings were determined or resolved adversely in accordance with the opposing party’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. [Reserved].

Section 4.15. Properties.

(a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 4.15(b) of the Company Disclosure Schedule sets forth a correct and complete list of all leases, subleases, licenses, sublicenses and other occupancy agreements under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or otherwise occupies any real property (each, a “Leased Real Property,” and such leases, subleases, licenses, sublicenses and occupancy agreements, the “Real Property Leases”). The Company or one of its Subsidiaries has a valid leasehold, subleasehold, license or similar interest in each Leased Real Property, free and clear of all

Liens except for Permitted Liens. Either the Company or one of its Subsidiaries, as applicable, has performed all material obligations required to be performed by it to date under each Real Property Lease. With respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed, sublicensed or otherwise granted anyone a right to use or occupy such Leased Real Property or any material portion thereof.

(c) Section 4.15(c) of the Company Disclosure Schedule sets forth all leases to which the Company is party in connection with any of its franchisees, the costs for which the Company is currently responsible in the case of default by a franchisee.

Section 4.16. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) subject to clause (ii) below, the Company and each of its Subsidiaries is the sole and exclusive owner of, or has a valid and legally enforceable license to use (in each case, free and clear of any Liens other than Permitted Liens), all Intellectual Property used or held for use in, or necessary for, the conduct of its business as currently conducted; (ii) neither the Company nor any of its Subsidiaries has, since January 1, 2016, infringed, misappropriated or otherwise violated (A) any Intellectual Property rights of any Person other than such rights of any Person under any patent, and (B) to the knowledge of the Company, any Intellectual Property rights of any Person under a patent; (iii) to the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or exclusively licensed to the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received any written notice that remains unresolved or otherwise has knowledge of any pending or threatened Proceeding or order with respect to any Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (v) none of the Intellectual Property owned by or, to the knowledge of the Company, licensed to the Company or any of its Subsidiaries has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Intellectual Property is valid and enforceable; (vi) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of the Company or any of its Subsidiaries to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries; (vii) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property of the Company or any of its Subsidiaries, the value of which is contingent upon maintaining the confidentiality thereof, and no such Intellectual Property has been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (viii) the Company and its Subsidiaries have, since January 1, 2016, complied with all Applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of their operations; (ix) neither the Company nor any of its Subsidiaries has received any written notice that remains unresolved or otherwise has knowledge of any pending or threatened Proceeding alleging any violation of any Person’s privacy, personal or confidentiality rights under any Applicable Law; (x) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no Person has gained unauthorized access to any IT Assets; and (xi) the Company and each of its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures, in each case consistent with industry practices; and (xii) no software distributed by the Company or any of its Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

Section 4.17. Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all material respects. No representation is made as to the particular tax attributes of the Company or any of its Subsidiaries, including net operating losses, tax credits or tax bases of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material Taxes due and payable (whether or not shown as due on any Tax Return), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. Since the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books, neither the Company nor any of its Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business consistent with past practice, and, for the avoidance of doubt, other than pursuant to any sale of the Outlet Segment (as defined below) conducted in accordance with the terms of this Agreement that meets the Outlet Sale Requirements, that would materially impact any Tax asset or Tax liability of the Company or any of its Subsidiaries.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2014 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) Neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any Tax (and no request for any such extension or waiver is pending).

(e) To the Company’s knowledge, there is no Proceeding pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any material amount of Taxes or material Tax asset.

(f) No deficiency with respect to Taxes in respect of the Company or any of its Subsidiaries has been asserted in writing as a result of any audit or examination by any Taxing Authority that is not adequately reserved for in the Company’s financial statements in accordance with GAAP or has not otherwise been resolved or paid in full.

(g) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) The Company and each of its Subsidiaries has, in accordance with Applicable Law, (i) timely and properly withheld, and paid over to the appropriate Taxing Authority, all material Taxes that it was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, stockholder, vendor or other Person and (ii) complied with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any similar provision of Applicable Law.

(j) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group of which the Company was the common parent) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries), including under Treasury Regulation Section 1.1502-6 or any similar provision of Applicable Law, as a transferee or successor, or pursuant to any contractual obligation (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes).

(l) No written claim, which remains unresolved, has ever been made in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary (as applicable) is required to file Tax Returns in such jurisdiction.

(m) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or open transaction disposition made on or prior to the Effective Time, (ii) any prepaid amount received on or prior to the Effective Time (respectively), (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Effective Time, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or non-U.S. income tax law), (v) a change in the method of accounting for a period ending prior to or including the Effective Time or (vi) Section 965(h) of the Code.

(n) Neither the Company nor any of its Subsidiaries is or has, in the 5 year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

“Tax” means any and all taxes, governmental fees or other like assessments or charges of any kind whatsoever (including withholding on amounts paid to or by any Person, any income, excise, property, sales, use, occupation, transfer, payroll or other employment-related tax, recapture, value-added, or franchise tax), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign). “Tax Return” means any report, return, document, declaration or other information or Filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, as well as any amendments thereto and any schedule or statement thereto.

Section 4.18. Employee Benefit Plans. (a) Neither the Company nor any of its ERISA Affiliates nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Company Employee Plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Neither the Company nor any of its ERISA Affiliates has incurred, or is reasonably expected to incur, any liability under Title IV of ERISA. For purposes of this Section 4.18(a), none of ESL, Parent or any of their respective Subsidiaries (other than the Company and its Subsidiaries) shall be considered to be or have been an ERISA Affiliate of the Company or any of its Subsidiaries.

(b) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, there is no reason why any such determination letter would be reasonably likely to be revoked. The Company has made available to Parent copies of the most recent Internal Revenue Service determination or opinion letters with respect to each such Company Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, (i) each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan and (ii) no events have occurred with respect to any Company Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(c) Except as set forth in Section 4.18(c) of the Company Disclosure Schedule or as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any current or former Company Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan; (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Employee Plan; or (iv) result in the payment of any amount that would not be deductible under Section 280G of the Code. The Company has provided or made available to Parent a list of all agreements, arrangements and other instruments which give rise to any of the obligations described in Section 4.18(b)(i) or (ii) above prior to the execution hereof. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any Tax incurred by such Company Service Provider, including income taxes, or taxes incurred under Section 409A or 4999 of the Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions and payments accrued under each Company Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is, and since January 1, 2016, there has been no Proceeding pending against or, to the knowledge of the Company, threatened against any Company Employee Plan (or against the Company in respect of any Company Employee Plan) before any Governmental Authority.

(f) Except as set forth in Section 4.18(f) of the Company Disclosure Schedule, each Company Employee Plan has been maintained in material compliance with its terms and all Applicable Law, including ERISA and the Code, and the Company and its Subsidiaries have materially complied with Applicable Law with respect to each plan, arrangement or policy mandated by Applicable Law. No action, suit, investigation, audit, Proceeding or claim (other than routine claims for benefits) is pending against, involves or, to the Company’s knowledge, is threatened against or threatens to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC.

(g) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law). To the Company’s knowledge, no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any material excise taxes or penalties against the Company or any of its Subsidiaries.

(h) The Compensation Committee of the Company Board (the “Compensation Committee”) has (i) approved each Company Employee Plan pursuant to which consideration is payable to any officer, director or employee of the Company or any of its Subsidiaries (each, a “Compensation Arrangement”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, and (ii) taken all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act (the approvals and actions referred to in clauses (i) and (ii) above, the “Compensation Arrangement Approvals”). The Company Board has determined that the Compensation Committee is composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

Section 4.19. Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been since January 1, 2016, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, worker classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(b) Neither the Company nor any of its Subsidiaries is or has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or works council agreement, and, to the Company’s knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit or works council relating to any Company Service Provider. There are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Service Providers. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened in writing against or affecting the Company or any of its Subsidiaries.

(c) The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 4.20. Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or any Hazardous Substance.

(b) No environmental investigation, study, audit, test, review or other analysis has been conducted since January 1, 2016 through the date hereof by the Company or any of its Subsidiaries or otherwise is in the Company’s possession or control in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been made available to Parent prior to the date hereof.

(c) For purposes of this Section 4.20, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.21. Material Contracts.

(a) As of the date of this Agreement, and other than any Contracts with Parent or any of its Subsidiaries, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any lease (A) for real property or (B) for personal property, in the case of this clause (B) providing for annual rental payments in excess of $1,000,000;

(ii) any Contract (A) resulting in aggregate payments by the Company and its Subsidiaries in excess of $1,000,000 in calendar year 2018 or (B) under which the Company or any of its Subsidiaries is contractually obligated to make payments in excess of $1,000,000 in the aggregate;

(iii) any Contract (A) resulting in aggregate payments to the Company and its Subsidiaries in excess of $1,000,000 in calendar year 2018 or (B) under which the Company or any of its Subsidiaries is contractually entitled to receive payments in excess of $1,000,000 in the aggregate;

(iv) any Contract relating to the disposition of any business or material assets other than the sale of products or services in the ordinary course of business consistent with past practice (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of its Subsidiaries;

(v) any Contract relating to the acquisition of any business or assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchases of supplies, inventory and equipment in the ordinary course of business consistent with past practice, that contains any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of its Subsidiaries;

(vi) any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), any guarantees thereof or the granting of any Liens (other than Permitted Liens) over the property or assets of the Company or any of its Subsidiaries, other than Contracts solely among the Company and its wholly-owned Subsidiaries;

(vii) any Contract for the formation of (A) any legal partnership, joint venture or similar arrangement or (B) any other partnership, joint venture, strategic alliance or similar arrangement, in the case of clause (B), that if terminated or not renewed would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and in each case any material Contracts related thereto;

(viii) any stockholders’, investors rights’, registration rights or similar agreement or arrangement;

(ix) any Contract pursuant to which the Company or any of its Subsidiaries grants or is granted any material license, right or immunity (including any covenant not to sue) with respect to any Intellectual Property (other than licenses granted to the Company or any of its Subsidiaries for commercial off-the-shelf software and non-exclusive licenses granted by or to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice);

(x) any Contract with any (A) present or former officer or director of the Company or any of its Subsidiaries under which the Company has any continuing obligations (other than indemnification agreements, employment agreements, customary employment documents, Contracts governing equity awards and the Company Stock Plan), (B) beneficial owner of 5% or more of the outstanding Shares or (C) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any such officer, director, or beneficial owner;

(xi) any Contract that includes any material “most favored nation” terms and conditions (including with respect to pricing) or minimum purchase arrangement;

(xii) any Contract containing any provision or covenant that limits the freedom of the Company or any of its Subsidiaries (or that purports, after the Closing, to limit the freedom of Parent or any of its Affiliates) to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Affiliates, other than Contracts containing customary provisions restricting solicitation of employees and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment;

(xiii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations involving payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case that cannot be terminated by the Company or its Subsidiaries without payment or penalty without more than 60 days’ notice;

(xiv) any Contract that purports to bind or otherwise impose material obligations on Parent or any of its Affiliates (including as a result of their investment in the Company);

(xv) any Contract involving any resolution or settlement of any actual or threatened Proceeding with a value in excess of $1,000,000 or that provides for any material injunctive or other non-monetary relief;

(xvi) any material hedging, swap, derivative or similar Contract;

(xvii) any labor, collective bargaining agreement or similar Contract;

(xviii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) other than any Company Employee Plan; or

(xix) any other Contract not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.

(b) All Contracts of the type described in Section 4.21(a) are referred to herein as “Material Contracts” (which term, for the avoidance of doubt, includes any Contract that would be a Material Contract if it had been entered into as of the date hereof). Each Material Contract is valid, binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and neither the Company nor any of its Subsidiaries have waived or failed to enforce any rights or benefits under any Material Contract. Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any other party to a Material Contract, has breached or violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, or would give to any Third Party any right of termination, amendment or cancellation of any Material Contract or any license thereunder, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.22. [Reserved].

Section 4.23. Finders’ Fees. Except for PJ Solomon, L.P. and PJ Solomon Securities, LLC, financial advisors to the Special Committee, true and complete copies of whose engagement agreement and any amendments thereto have been provided to Parent prior to the execution hereof, there is no investment banker, broker, finder or other intermediary or agent who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisor. The Special Committee has received the opinion (to be confirmed in writing) of PJ Solomon Securities, LLC to the effect that, as of the date of this Agreement, and based upon and subject to the facts and assumptions set forth therein, the Base Merger Consideration to be paid to the holders of Shares (other than ESL or Parent) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall deliver a true and complete copy of the written opinion of PJ Solomon Securities, LLC to Parent for informational purposes only promptly after receipt thereof by the Company.

Section 4.25. Antitakeover Statutes and Rights Agreement. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. The Company is not subject to Section 203 of Delaware Law, and, accordingly, neither Section 203 of Delaware Law nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar Applicable Law enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.26. Interested Party Transactions. Except as disclosed in the Company SEC Documents, since the Company Balance Sheet Date through the date hereof, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K.

Section 4.27. Credit Agreements. The Company has made available to Parent correct and complete copies of the Credit Agreements and all amendments, written waivers and other modifications thereto prior to the execution of this Agreement. Except as set forth in Section 4.27 of the Company Disclosure Schedule, no Credit Agreement Event of Default has occurred and is continuing and neither the Company nor any of its Subsidiaries has (i) previously received a waiver of any Default under either Credit Agreement or of any Credit Agreement Event of Default or (ii) taken or failed to take any act which, with or without notice, lapse of time, or both would constitute a Credit Agreement Event of Default.

Section 4.28. No Other Representations and Warranties. Without limiting Parent’s rights in the case of fraud, except as expressly set forth in this Article 4, neither the Company nor any Subsidiary of the Company has made any representation or warranty, express or implied, to Parent in connection with this Agreement or any of the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Existence and Power. Each of Parent and Merger Subsidiary is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization and has all limited liability company and corporate powers, respectively, and all Permits necessary to enable it to use its legal or other business name, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except for those Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the limited liability company and corporate powers, respectively, of Parent and Merger Subsidiary and have been duly authorized by all necessary limited liability company and corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or Filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, including the filing of the Information Statement and the Schedule 13E-3, (iii) compliance with any national securities exchange on which the securities of Parent or any of its Affiliates are listed or any other applicable listing authority, (v) any Filings, reports, approvals and/or notices that may be required under the HSR Act, and (v) any actions or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Affiliates is entitled under any provision of any Contract binding on, or any Permit of, Parent or any of its Affiliates (or any Contract to which any of their respective assets is subject) or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Affiliates, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company specifically for use (or incorporation by reference) in the Information Statement or the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of the Information Statement or the Schedule 13E-3, as applicable, or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

Section 5.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary or agent that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07. Financing. Parent has delivered to the Company a duly executed and complete (including with respect to any side letters thereto) copy of the equity commitment letter of ESL Investments, Inc., dated as of the date hereof (the “Equity Commitment Letter”), pursuant to which ESL Investments, Inc. has agreed, subject to the terms and conditions set forth therein, to provide cash equity financing to Parent in the amount stated therein (the “Equity Financing”). The Equity Commitment Letter is a legal, valid and binding obligation of the parties thereto, is in full force and effect, and is enforceable against the parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and subject to the funding of the Equity Financing in accordance with the terms of the Equity Commitment Letter, the aggregate cash contribution contemplated by the Equity Commitment Letter, together with the financial resources of Parent, shall provide sufficient cash to enable Parent to make the payments contemplated to be made by Parent at the Closing pursuant to this Agreement. Parent acknowledges that its obligations under this Agreement are not contingent on the availability and/or funding of (x) any debt financing (including the Debt Financing) and/or (y) the Equity Financing contemplated by the Equity Commitment Letter. There are no other agreements, Contracts or arrangements related to the Equity Financing or the funding of all or any part of the Equity Financing that could adversely affect the availability of the full amount of the Equity Financing on the Closing Date.

Section 5.08. Litigation. There is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries, any of their respective assets or properties, any of their respective present or former officers, directors or employees in their capacities as such, or any Person for whom Parent or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator that, assuming such Proceedings were determined or resolved adversely in accordance with the opposing party’s demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.09. Ownership of Shares. ESL collectively beneficially owns as of the date hereof 13,226,598 Shares.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, the Company shall, and shall cause each of its Subsidiaries, to use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect its Permits, (iii) keep available the services of its directors, officers, key employees and key consultants, and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it. Without limiting the generality of the foregoing, from the date hereof until the Closing, except (x) as expressly permitted or required by this Agreement, (y) as set forth in the corresponding subsection of Section 6.01 of the Company Disclosure Schedule or (z) with the prior written consent of Parent, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its Organizational Documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Securities or any Company Subsidiary Securities, other than, in the case of this clause (iii), in connection with the formation of any Subsidiary of the Company organized under the laws of any state of the United States;

(c) (i) issue, sell or otherwise deliver any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon settlement of any Company Restricted Stock Unit, in each case, that is outstanding on the date hereof in accordance with their terms on the date hereof, (B) any Company Subsidiary Securities to the Company or any other wholly-owned Subsidiary of the Company, (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise) or (iii) issue any award, or amend or modify the terms of any outstanding award, under any Company Stock Plan or Company LTIP, or accelerate the vesting of any Company Restricted Stock Unit or Company LTIP Award or except as required by their terms on the date hereof;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except up to the aggregate amount contemplated by the capital expenditure budget as approved by the Company Board prior to the date hereof;

(e) (i) merge or consolidate with any other Person, (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests in entities or businesses, other than, in the case of clause (ii), (x) acquisitions between or among wholly-owned Subsidiaries of the Company and (y) supplies, equipment or inventory in the ordinary course of business consistent with past practice, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, including the liquidation of any line of the Company’s business;

(f) sell, lease, license or otherwise transfer or dispose of, create or incur any Lien (other than Permitted Liens) on, or otherwise abandon, permit to lapse or fail to maintain, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests in entities or businesses (in each case, including any of the Company’s or its Subsidiaries’ Intellectual Property; provided that the Company shall not be required to make any Filings, registrations or take any prosecution actions with respect to such Intellectual Property that it would not take in the ordinary course of business consistent with past practice), other than (x) transactions between or among wholly-owned Subsidiaries of the Company, (y) any Outlet Sale conducted in accordance with the terms of this Agreement and (z) sales of products, services, inventory or obsolete equipment or non-exclusive licenses granted by the Company in the ordinary course of business consistent with past practice;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances or capital contributions to, or investments in, wholly-owned Subsidiaries of the Company or (ii) advances to its employees in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice;

(h) create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of the Company’s existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than (i) any indebtedness under the Credit Agreements outstanding as of the date of this Agreement and any indebtedness for borrowed money incurred under the Credit Agreements to finance working capital needs incurred in the ordinary course of business consistent with past practice and (ii) any indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries, or among the Company’s wholly-owned Subsidiaries, in the ordinary course of business consistent with past practice;

(i) establish or amend any Company Stock Plan or the Company LTIP, except for any amendments as may be required under Applicable Law, or any grant any awards under any Company Stock Plan or the Company LTIP;

(j) (i) enter into (including by amendment of any Contract such that such Contract becomes a Material Contract), amend, modify in any material respect or renew any Material Contract or any Contract that would constitute a Material Contract if in effect as of the date hereof, in each case, other than in the ordinary course of business consistent with past practice, (ii) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract, or (iii) voluntarily accelerate, terminate or cancel, or fail to exercise a renewal option for, any Material Contract, in each case, excluding any of the Credit Agreements, which shall be governed by Section 6.01(u) below;

(k) except as required by Applicable Law or the terms of a Company Employee Plan in effect on the date hereof, (i) grant or increase any severance, retention or termination pay (or amend any existing severance pay, retention or termination arrangement), (ii) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement), (iii) establish, adopt or amend, or otherwise increase benefits payable under, any Company Employee Plan or collective bargaining agreement, (iv) increase compensation, bonus or other benefits payable, except for increases in annual base compensation in connection with a promotion or retention related adjustment of not more than 3% to employees with base compensation of less than $100,000, (v) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any Tax incurred by such Company Service Provider, including under Section 409A or 4999 of the Code, or (vi) (x) hire any employees other than (A) to fill vacancies arising due to terminations of employment of employees with base compensation of less than $150,000 or (B) as set forth in the business plan as approved by the Company Board in effect on the date hereof, or (y) terminate the employment of any employees other than for cause or performance-related reasons;

(l) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X under the Exchange Act, as agreed to by its independent public accountants;

(m) change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in accordance with past practices;

(n) commence any Proceeding other than for the routine collection of invoices, the routine enforcement of the Company’s rights under existing Contracts or as expressly contemplated by this Agreement;

(o) pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy, (i) any stockholder litigation or dispute against the Company, any of its Subsidiaries or any of their officers or directors (whether relating to this Agreement or otherwise) or (ii) any Proceeding or any other liability or obligation (whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise), other than, in the case of this clause (ii), the payment, discharge, settlement or satisfaction (solely through payment of money) of (A) liabilities or obligations (other than with respect to Proceedings) incurred in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby and (B) Proceedings, liabilities and obligations in amounts not to exceed $200,000 individually or in the aggregate;

(p) make, rescind or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting (or make any change in any accounting principles or practices used), amend any material Tax Return or file a claim for a material Tax refund, obtain or enter into any Tax ruling or closing agreement, extend or waive the statute of limitations with respect to any Tax or Tax Return, settle any material Tax claim, audit or assessment, or surrender any right or claim to a material Tax refund, offset or other reduction in Tax liability;

(q) withdraw or modify, or permit the withdrawal or modification of, the Compensation Arrangement Approvals;

(r) terminate, let lapse or materially amend or modify any insurance policy maintained by the Company unless such policy is replaced by a reasonably comparable policy;

(s) enter into any Contract with any stockholder, director or officer of the company or any of the Subsidiaries of the Company or enter into any other material transaction or Contract with any other Person that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K;

(t) take any action that would reasonably be expected to result in a Credit Agreement Event of Default;

(u) amend, modify, waive or extend in any respect the ABL Facility or the Term Loan (including with respect to any uncured Default or uncured Credit Agreement Event of Default, but with it being understood and agreed that notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries may obtain a waiver of any Cured Default (any such waiver, a “Cured Default Waiver”)), provided that (i) no Cured Default Waiver shall include any material modifications to either Credit Agreement (or the related loan documents) without the prior written consent of Parent, (ii) any waiver through which the Agent and the Required Lenders under each Credit Agreement agree to continue to waive past October 31, 2019 the application of the requirement of Section 6.01(a) of each of the Credit Agreements that requires the Company and its Subsidiaries to obtain a report and unqualified opinion of a registered public accounting firm of nationally recognized standing reasonably acceptable to such Agent and shall not be subject to any “going concern” or similar qualification or exception as to the scope of such audit (any such waiver, a “Going Concern Waiver”) is permitted without the consent of Parent, but only if (1) such Going Concern Waiver solely extends the expiration date of the limited waiver of such application of such requirement of Section 6.01(a) of each of the Credit Agreements currently in effect to a date no later than December 31, 2019 and does not otherwise modify the Credit Agreements and (2) at the time the Company obtains such Going Concern Waiver, (x) an Outlet Purchase Agreement shall have been entered into, (y) such Outlet Purchase Agreement shall not be subject to any financing contingency (or, if it is subject to a financing contingency, the Company shall have certified to Parent in writing that it is the good faith belief of the Company Board at such time that such financing contingency has been or will be satisfied prior to the Outlet Closing Deadline based on the Company’s receipt of evidence of committed financing or similar comfort from the Company’s counterparty to the outlet Purchase Agreement prior to such time) and (z) the Company shall have certified to Parent in writing that it is the good faith belief of the Company Board at such time that the Outlet Sale is reasonably likely to be consummated prior to the Outlet Closing Deadline and otherwise in all material respects in accordance with the terms of the Outlet Purchase Agreement, and (iii) no consent of Parent shall be required for any waivers, consents and/or amendments through which the Agent and the Required Lenders under each Credit Agreement agree to the sale of the Outlet Segment (any such waivers, consents or amendments, the “Outlet Sale Amendments”) in accordance with the terms and conditions of this Agreement to the extent such Outlet Sale Amendments (1) do not require the payment of any waiver, amendment or consent fees that, taken together with any waiver, amendment or consent fees paid or to be paid in connection with a Going Concern Waiver and/or a Cured Default Waiver, exceed $500,000 in the aggregate and (2) do not include any material modifications to either of the Credit Agreements, and provided further that, in any case, the Company shall consult in good faith Parent on the terms and conditions of and process for obtaining any Outlet Sale Amendment and Parent shall have the right to participate in discussions with any applicable lenders regarding any Outlet Sale Amendments; or

(v) authorize, agree or resolve to do, by Contract or otherwise, any of the foregoing.

Section 6.02. Access to Information.

(a) From the date hereof until the Closing and subject to Applicable Law and the Confidentiality Agreement between the Company and Parent, dated March 29, 2019 (the “Confidentiality Agreement”), the Company shall (A) give Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access to the offices, properties, assets, books and records of the Company and its Subsidiaries, upon reasonable prior notice and during normal business hours, (B) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request, and (C) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to cooperate with Parent and its authorized Representatives in its investigation of the Company and its Subsidiaries; provided, however, that the Company may restrict the foregoing access and the disclosure of information pursuant to this Section 6.02 to the extent that (1) any Applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information or (2) disclosure of any such information would result in the loss of attorney-client privilege (but in each case the Company shall use its commercially reasonable efforts to (I) develop an alternative to providing such information that is reasonably acceptable to Parent or (II) enter into a joint defense agreement or implement such other techniques if the parties determine that doing so would permit the disclosure of such information without violating such Applicable Law or attorney-client privilege) or (3) such information relates to the Outlet Sale Process. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to unreasonably interfere with the Outlet Sale Process or the conduct of the business of the Company and its Subsidiaries. For the avoidance of doubt, the Company’s access to information relating to the Outlet Sale Process is addressed by Section 6.03(e) rather than this Section 6.02.

(b) No information or knowledge obtained in any investigation pursuant to this Section 6.02 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

(c) The Company shall provide prompt notice to Parent upon the occurrence of any Default or Event of Default under either Credit Agreement.

(d) The Company shall provide to Parent, within 21 days following the end of the each month, an internal management reporting package (an “Internal Management Report”), which Internal Management Report shall include (i) profit and loss statements for such month, (ii) profit and loss statements to date for the financial quarter in which such month falls and (iii) profit and loss statements to date for the fiscal year in which such month falls, in each case, for each of the Outlet Segment and the Hometown Segment and along with variances from the same period in the prior year and the annual operating plan; provided that the Company shall only be obligated to provide Internal Management Reports to Parent to the extent that the information contained therein is prepared by the Company in the ordinary course of business.

Section 6.03. No Solicitation; No Change in Recommendation; Sale of the Outlet Segment.

(a) The Company shall, and shall cause each of its Subsidiaries and their respective Representatives to, (i) immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any Persons with respect to any Acquisition Proposal or a potential Acquisition Proposal, (ii) terminate access to any physical or electronic data rooms related to a possible Acquisition Proposal (other than any access of Parent, ESL, their respective Affiliates and their and their Affiliates’ respective Representatives) and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case, in accordance with the applicable confidentiality agreement between the Company or any of its Affiliates, on one hand, and such Person, on the other hand. The Company shall not, and shall cause each of its Subsidiaries and their respective Representatives not to, directly or indirectly, (A) solicit, initiate, facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (B) conduct or engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information or data to, any Person that is seeking to make, has made or, to the knowledge of the Company, is considering making an Acquisition Proposal or otherwise take such actions in connection with or for the purpose of encouraging or facilitating any Acquisition Proposal, (C) approve, endorse or recommend any Acquisition Proposal or (D) enter into any Company Acquisition Agreement with respect to any Acquisition Proposal.

(b) Neither the Company Board nor any committee thereof (including the Special Committee) shall (i) (A) fail to include the Company Board Recommendation in the Information Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, or an express rejection of such tender offer or exchange offer or reaffirmation of the Company Board Recommendation), (D) fail to recommend against acceptance of any tender offer or exchange offer and reaffirm the Company Board Recommendation within 10 Business Days following the commencement of such offer, (E) adopt, approve, endorse or recommend, or publicly propose to approve or recommend to the stockholders of the Company any Acquisition Proposal or (F) agree to take any of the foregoing actions (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle, memorandum of understanding, or other similar agreement relating to or providing for any Acquisition Proposal or an acquisition agreement, merger agreement or similar definitive agreement providing for or with respect to any Acquisition Proposal (each, a “Company Acquisition Agreement”) or (iii) grant any waiver, amendment or release under any standstill or similar agreement with respect to any class of equity interests of the Company or any of its Subsidiaries, any confidentiality agreement or antitakeover statute or similar Applicable Law.

(c) The Company shall not engage in any discussions or negotiations regarding any Acquisition Proposals, or changes to the terms of any such Acquisition Proposal or any amendment thereto (including copies of any written proposed agreements).

(d) Nothing contained in this Agreement shall prevent the Company, the Company Board or the Special Committee from complying with Rules 14a-9, 14d-9 and 14e-2 under the Exchange Act and Item 1012(a) of Regulation M-A under the Exchange Act with respect to any Acquisition Proposal or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board or the Special Committee, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under Applicable Law or such disclosure is otherwise required under Applicable Law. For the avoidance of doubt, complying with such obligations or making such disclosure shall not in any way limit or modify the effect that any such action has under this Agreement (including whether such action constitutes a Company Adverse Recommendation Change).

(e)

(i) Notwithstanding anything in this Agreement to the contrary (including Section 6.01), during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on the final day of the Sale Period (“Outlet Sale End Date”), the Company and its Representatives shall have the right to, without any further approval by ESL:

(A) initiate, solicit and encourage inquiries, proposals and offers from Third Parties solely in connection with a sale of the Outlet Segment that complies with the Outlet Sale Requirements (any such sale, an “Outlet Sale,” and any such inquiry, proposal or offer with respect to an Outlet Sale, an “Outlet Sale Acquisition Proposal”) and otherwise facilitate any effort or attempt by any Third Party to make an Outlet Sale Acquisition Proposal, including by way of (1) releasing, waiving, modifying and not enforcing existing standstill provisions in order to allow a Third Party to make an Outlet Sale Acquisition Proposal to the Company Board in accordance with the terms hereof until the Outlet Sale End Date and (2) providing access to non-public information about the Outlet Segment to such Third Party and its Representatives, Affiliates, and prospective equity and debt financing sources, so long as such Third Party has executed a confidentiality agreement with the Company on terms no less favorable than those provided in the Confidentiality Agreement, provided that such confidentiality agreement shall not allow the counterparty to elect to terminate the applicability of any provision thereof concerning the matters addressed by the twelfth paragraph of the Confidentiality Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall substantially concurrently (and in any event within 24 hours thereafter) make available to Parent and Merger Subsidiary any non-public information concerning the Outlet Segment, including information with respect to its operations, performance or condition, that is generally made available to such Third Parties that was not previously made available to Parent or Merger Subsidiary (it being agreed that the Company shall not be required to make available to Parent or Merger Subsidiary any information provided to individual Third Parties in response to diligence questions or otherwise if such information is not made generally available to other Third Parties);

(B) initiate, engage in, continue or otherwise participate in discussions or negotiations with any Third Party solely regarding an Outlet Sale or any Outlet Sale Acquisition Proposal;

(C) otherwise cooperate with, assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations with, and any efforts or attempts to make any Outlet Sale Acquisition Proposal by, any such Third Party solely in connection with a potential Outlet Sale;

(D) enter into an Acceptable Confidentiality Agreement and, subject to Section 6.03(e)(ii) and Section 6.03(e)(iv), an Outlet Purchase Agreement; and

(E) consummate an Outlet Sale on the terms of an Outlet Purchase Agreement entered into by the Company in accordance with this Section 6.03(e).

(ii) The Company further agrees that:

(A) it shall not execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other Contract that legally obligates the Company to effect an Outlet Sale, other than an Outlet Purchase Agreement;

(B) it shall provide Parent and its Representatives with periodic updates on the status of the Outlet Sale Process; provided that the Company shall not be required to disclose to Parent or its Representatives the economic terms of any Outlet Sale Acquisition Proposal other than the Proposed Outlet Sale or the identity of any Prospective Outlet Purchaser other than the Prospective Outlet Purchaser in the Proposed Outlet Sale;

(C) it shall provide the competitively sensitive information relating to the Outlet Segment described on Annex IV to no more than three final bidders for the Outlet Segment and, in the case of any such final bidder that is a strategic bidder, only pursuant to a customary “clean team” agreement that shall limit access to such information to Representatives of such bidder that are not involved (and agree not to be involved for 12 months thereafter) in any pricing, procurement or strategy related matters for the bidder or any competitor of the Company;

(D) it shall (1) provide Parent with the auction draft of the definitive agreement that would be entered into in connection with an Outlet Sale (the “Outlet Purchase Agreement”) at least 24 hours before it is first sent by the Company or its Representatives to prospective purchasers of the Outlet Segment (each a “Prospective Outlet Purchaser”); (2) provide Parent with periodic updates with regard to any material changes to such Outlet Purchase Agreement proposed by the final bidders for the Outlet Segment that the Company is reasonably likely to agree to; (3) provide Parent with a copy of a substantially final draft of the Outlet Purchase Agreement proposed to be entered into at least 24 hours prior to its execution by the Company and (4) consider in good faith any reasonable comments of Parent and its counsel on any draft of the Outlet Purchase Agreement that the Company provides to Parent pursuant to this Section 6.03(e)(ii)(D) or otherwise; and

(E) any Outlet Purchase Agreement the Company enters into shall be in accordance with Outlet Sale Requirements.

(iii) Parent agrees that it shall inform the Company promptly, and in any event within 24 hours, after Parent makes any determination that any draft of the Outlet Purchase Agreement provided by the Company to Parent, whether pursuant to Section 6.03(e)(ii)(D) or otherwise, does not comply with the Outlet Sale Requirements.

(iv) If the Company Board, acting on the recommendation of the Special Committee, determines in good faith, after consultation with its financial advisor and outside legal counsel, to cause the Company to enter into an Outlet Purchase Agreement (the “Proposed Outlet Sale”), and the Proposed Outlet Sale would reasonably be expected to result in Net Proceeds (the “Proposed Outlet Sale Proceeds”) of less than $120,000,000, the Company shall not take such action unless the following conditions are satisfied:

(A) the Company shall (A) have provided prior written notice (a “Determination Notice”) to Parent 5 Business Days in advance (the “Notice Period”) to the effect that the Company intends to take such action and specifying the Company’s good faith estimate of the Proposed Outlet Sale Proceeds;

(B) the Company shall be, and shall cause its financial and legal advisors to be, available during the Notice Period for negotiations with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to amend this Agreement to make such adjustments to the Merger Consideration payable under this Agreement in the event an Outlet Sale is not consummated prior to Closing that would result in such adjusted Merger Consideration equaling or exceeding the Merger Consideration that would be payable under this Agreement if the Proposed Outlet Sale were consummated prior to Closing; provided, however, that in the event of any material revisions to the terms of such Proposed Outlet Sale, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.03(e)(iii) with respect to such new Determination Notice and the revised Proposed Outlet Sale contemplated thereby, except that the new Notice Period commenced upon such delivery shall be only 3 Business Days; and

(C) at or following the end of any such Notice Period, the Company Board, acting on the recommendation of the Special Committee, shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Merger Consideration that would be payable under this Agreement if the Proposed Outlet Sale were consummated prior to Closing would exceed the Merger Consideration that would be payable under this Agreement in the event the Proposed Outlet Sale is not consummated prior to the Closing, but taking into account any amendment of this Agreement to effect any adjustment to the Merger Consideration that was agreed to by Parent, the Company Board may cause the Company to enter into an Outlet Purchase Agreement in respect of, and consummate, the Proposed Outlet Sale subject to the other terms and conditions of this Section 6.03(e).

(v) (A) In the event that no Outlet Sale is agreed to, and no Outlet Purchase Agreement is executed in connection therewith, by the Outlet Sale End Date, the Company shall terminate all discussions with Third Parties with respect to any Outlet Sale, and (B) in the event that an Outlet Sale is agreed to pursuant to the execution of an Outlet Purchase Agreement, but such Outlet Sale does not close prior to the Outlet Closing Deadline, the Company shall immediately terminate such Outlet Purchase Agreement without further liability or obligation to the Company, other than any liability for any breach by the Company of such Outlet Purchase Agreement prior to its termination.

(vi) In the event that any Outlet Sale is consummated prior to the Closing, the Company shall or shall cause the Net Proceeds of such Outlet Sale to be applied or, to the extent not required to be immediately applied, reserved to pay down any debt outstanding under the Credit Agreements and, if all amounts due under a Credit Agreement are being repaid, shall enter into with the lenders thereunder and provide Parent with copies of a customary pay-off letter in connection therewith that (i) provides for the termination of all guarantees and Liens, if any, guaranteeing or securing the Company’s and its Subsidiaries’ obligations under the applicable Credit Agreement and (ii) terminates the applicable Credit Agreement and all related loan documents (other than in each case under this clause (ii), with respect to any unasserted contingent obligations thereunder and any cash collateral or other credit support for letters of credit or bank products and cash management obligations that are to survive any such termination).

(vii) The Company shall use commercially reasonably efforts to manage the Outlet Sale Process to protect the confidentiality of proprietary data and other trade secrets of the Outlet Segment, including the processes used by the Outlet Segment to source and price inventory.

Section 6.04. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.05. Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.06. Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each Compensation Arrangement that has not previously been subject to the Compensation Arrangement Approvals described in Section 4.18(h) to be approved by the Compensation Committee (comprised solely of “independent directors” determined in the manner described in the last sentence of Section 4.18(h)) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 6.07. Takeover Statutes. The Company shall: (a) take all actions necessary so that no “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to the transactions contemplated or permitted by this Agreement and (b) if any such antitakeover or similar statute or regulation becomes applicable to the transactions contemplated or permitted by this Agreement, to take all actions necessary so that such transactions may be consummated as promptly as practicable and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize to the greatest extent possible the effects of any such statute or regulation on such transactions.

Section 6.08. Stockholder/Transaction Litigation. From and after the date hereof, the Company shall promptly (but in no event later than 24 hours after it becomes aware of such Proceedings) advise Parent orally and in writing of any Proceedings (including derivative claims) commenced or, to the knowledge of the Company, threatened against the Company and/or its directors or executive officers relating to this Agreement, the Merger and/or the other transactions contemplated hereby and shall keep

Parent promptly and reasonably informed regarding any such Proceeding. The Company shall give Parent the opportunity to participate in the defense or settlement of any such Proceeding and shall give due consideration to Parent’s views with respect thereto. The Company shall not agree to any settlement of any such Proceeding without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.09. Proposals Regarding the Hometown Segment. Following the date of this Agreement, Parent shall, subject to Applicable Law, (a) have the right to propose actions or changes regarding the operations of the Hometown Segment, including actions or changes reasonably designed to implement cost savings initiatives in anticipation of the common ownership of the Company and Parent’s existing operating business, which proposals the Company shall approve and implement in good faith (provided that the Company shall not be obligated to implement any such action or change that would materially negatively impact the Company’s liquidity, that would otherwise have a significant adverse impact on the Company, or where implementation would not comply with Applicable Law; and provided, further, that Parent shall not propose any actions or changes relating to prices to customers of the Hometown Segment) and (b) have the right to discuss with management on a regular basis, at Parent’s sole discretion, the operations of (i) the Hometown Segment and (ii) the Company as a whole insofar as the Hometown Segment is materially impacted. The Company shall designate two senior members of its management team to be available as reasonably necessary to respond to inquiries from Parent, and provide information and other assistance to Parent in connection with the matters described in this Section 6.09.

Section 6.10. Cooperation with Financing. Prior to the Closing, (x) the Company shall (and, with respect to the documents set forth in clause (i)(B) of the definition of “Financing Information,” shall use commercially reasonable efforts to) furnish the Financing Information to Parent as promptly as reasonably practicable following such request (and, with respect to (A) the information in clause (iii) of the definition of “Financing Information,” to the extent requested by Parent at least 10 Business Days prior to the Closing Date, no later than 3 Business Days prior to the Closing Date, and (B) the documents set forth in clause (i)(B) of the definition thereof, so long as requested by Parent no later than 5 Business Days following Parent’s receipt of a copy of the executed Outlet Purchase Agreement from the Company) and (y) the Company shall, and shall cause its Subsidiaries and their respective Representatives and appropriate senior employees to, use their commercially reasonable efforts, at Parent’s sole expense, to provide such assistance in connection with the arrangement of the Debt Financing as is necessary or customary and as may be reasonably requested by Parent. Such assistance shall include but not be limited to using commercially reasonable efforts to:

(a) upon reasonable advance notice and at reasonable times have senior management assist in preparation for and participate in a reasonable number of lender marketing meetings and calls and a reasonable number of other due diligence sessions with prospective lenders and ratings agencies, in each case in connection with obtaining the Debt Financing;

(b) assist with the preparation of, and provide all such customary information on the Company for, customary rating agency presentations, confidential information memoranda (and, to the extent necessary, additional information memoranda that do not include material non-public information) and bank syndication materials and similar documents customarily required in connection with Debt Financing, including the marketing and syndication thereof (including the delivery of customary authorization letters containing customary representations and exclusions);

(c) deliver customary information regarding the Company and its Subsidiaries necessary for schedules and certificates to be delivered in connection with such Debt Financing Documents;

(d) cooperate with Parent in connection with delivery of the Payoff Letters;

(e) take such actions as are reasonably requested by Parent and reasonably within the Company’s control to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing;

(f) assist Parent in obtaining a corporate family rating from Moody’s Investor Services, a public corporate credit rating of the Company from Standard & Poor’s Ratings Group, a division of the McGraw Hill Corporation, and facilities ratings for any of the debt facilities in connection with the Debt Financing (it being understood that this covenant does not require the Company to ensure that Parent receive any such rating);

(g) [reserved];

(h) reasonably cooperate with the marketing efforts of Parent and the Debt Financing Sources for any portion of the Debt Financing, including using commercially reasonable efforts to ensure that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries;

(i) assist in making arrangements for (i) the pledge, grant, recordation and perfection of Liens in share certificates, securities and other collateral and (ii) the provision of guarantees supporting the Debt Financing that are required for closing and disbursement of the Debt Financing under the Debt Financing Documents, including assisting with the preparation of perfection certificates and other customary documents;

(j) cause senior management to assist in the preparation of a business plan as requested or required by Parent or prospective lenders in connection with obtaining the Debt Financing; and

(k) subject to the occurrence of the Closing and the provision of the necessary funds by Parent, take all corporate actions (i) reasonably requested by Parent necessary for each of the Credit Agreements to be satisfied and discharged and/or to fund the Debt Financing, (ii) as may be reasonably requested by Parent to effect the termination on the Closing Date of all guarantees and Liens in connection therewith and the delivery of Payoff Letters (including the delivery of draft Payoff Letters at least four (4) Business Days prior to the anticipated Closing Date), and (iii) as may be reasonably requested by Parent to effect the execution and/or delivery of Lien releases, termination documentation and other instruments of discharge with respect to the foregoing, in each case, in a form reasonably satisfactory to Parent;

provided, that, in each case of (a) through (k) above, in connection with complying with this Section 6.10, (A) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents or other Representatives shall be required to pay (or agree to pay) any commitment or other fee or incur any liability with respect to matters relating to the Debt Financing or enter into any agreement in connection with the Debt Financing prior to the Closing (without limitation of the exceptions included in clause (ii) of the second sentence of this paragraph), (B) the Company and its Subsidiaries and their respective officers and employees shall not be required to take any action that would materially and unreasonably interfere with the operation of the business of the Company and its Subsidiaries, (C) no such cooperation shall be required to the extent that it would (i) cause any condition to Closing in Section 9.02 to fail to be satisfied or otherwise cause any breach of this Agreement, (ii) reasonably be expected to cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability or (iii) cause any breach of any Applicable Law or any Material Contract to which the Company or any of its Subsidiaries is a party and (D) the Company and its Subsidiaries shall not be required to enter into, execute, or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation, in each case, that would be effective prior to the Closing (other than the execution of customary authorization letters). Parent shall (i) promptly, upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable, documented and invoiced out-of-pocket costs and expenses incurred by them in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.10 (other than the Company’s and its Subsidiaries’ obligations to deliver its regular annual and quarterly financial statements, the Company’s obligation to file the Company SEC Documents with the SEC and other than compensation of the Company’s and its Subsidiaries’ employees) and (ii) indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 6.10) and any written information used in connection therewith (other than any written factual information about the Company provided to Parent by or on behalf of the Company), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct or material breach of this Agreement by the Company or any of its Subsidiaries or their Representatives acting at the direction of the Company or any of its Subsidiaries. The Company and its Subsidiaries hereby consent to the use of their logos and/or marks in connection with the Debt Financing, but only to the extent such use is reasonably necessary in connection therewith and such logos and/or marks are used solely in a manner that is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all actions necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Subsidiary of each of the covenants, obligations and undertakings required to be performed by Merger Subsidiary under this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Subsidiary in the first instance.

Section 7.02. Director and Officer Liability.

(a) For 6 years after the Effective Time, to the extent permitted by Applicable Law, Parent shall cause the Surviving Corporation to exculpate, indemnify and hold harmless the present and former officers, managers and directors of the Company and any of its Subsidiaries (each, an “Indemnified Person”) against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any actual or threatened claim, action, suit, assessment, audit, Proceeding or investigation arising out of or pertaining to or by reason of the fact that an Indemnified Person is or was an officer, manager or director of the Company or any of its Subsidiaries or, while serving as an officer, manager or director of the Company or any of its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, manager, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, in each case, including such matters that exist or occur prior to the

Effective Time, including the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time (each, an “Indemnified Proceeding”). In the event of any Indemnified Proceeding, (A) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of such Indemnified Proceeding from the Surviving Corporation; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Indemnified Proceeding in which indemnification could be sought by such Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Indemnified Proceeding or such Indemnified Person otherwise consents thereto in writing, and (C) the Surviving Corporation shall cooperate in the defense of any such matter to the fullest extent provided by Applicable Law and under the Company’s Organizational Documents in effect on the date hereof. Notwithstanding anything herein to the contrary, if any actual or threatened Proceeding (whether asserted or claimed prior to, at or after the Effective Time) requiring indemnification or advancement under this Section 7.02 is instituted against any Indemnified Person on or prior to the 6th anniversary of the Effective Time, the provisions of this Section 7.02 shall continue in effect until the final disposition of such Proceeding.

(b) For 6 years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) The Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, covering, without limitation, the transactions contemplated hereby; provided, however, that the Company shall not expend more than 300% of the last annual premium the Company paid for such current policies for the premium of such tail coverage; and provided, further, that if the aggregate premiums of such tail coverage exceed such amount, the Company is only permitted to obtain tail coverage with the greatest coverage available for a cost not exceeding such amount. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(e) The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law, or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. It is expressly agreed by the parties that each Indemnified Person shall be a third-party beneficiary of this Section 7.02 and shall be entitled to enforce the covenants contained herein.

Section 7.03. Employee Matters.

(a) For a period of one year following the Effective Time, Parent shall provide each employee of Parent or the Surviving Corporation or their respective Subsidiaries who shall have been an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (“Continuing Employees”) who are employed by Parent or one of its Subsidiaries during such period with compensation and benefits (other than equity based compensation, defined benefit pension benefits and retiree medical benefits) that are no less favorable in the aggregate either to such compensation and benefits as in effect immediately prior to the Effective Time or the compensation and benefits provided to similarly situated employees of Parent’s other Subsidiaries. Without limiting the foregoing, Parent shall provide each Continuing Employee who participated in the AIP with a cash bonus incentive opportunity for fiscal 2019 that, together with the AIP payment the Continuing Employee received pursuant to Section 2.05, if any, will be no less favorable than and on the same terms as the Continuing Employee’s original full year cash bonus opportunity under the AIP (it being understood that any guaranteed minimum bonus shall only apply once and, if the full amount of any such guaranteed minimum bonus is paid to an individual pursuant to Section 2.05, the guaranteed minimum bonus shall cease to apply).

(b) Following the Effective Time, Parent will, subject to Applicable Law, give each Continuing Employee full credit for prior service with the Company and its Subsidiaries for purposes of (i) waiting periods to participate and vesting under any employee benefit plans (other than defined benefit pension plans and equity or other long-term incentive plans) and (ii) determination of benefit levels relating solely to vacation, sick, personal time off or severance plans and policies, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, except if such credit would result in a duplication of benefits. In addition, Parent shall use commercially reasonable efforts to (A) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company or its Subsidiaries applicable to such Continuing Employee prior to the Effective Time and (B) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

(c) Except as otherwise provided in this Agreement, from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, retention, severance and termination protection plan (including the severance policy set forth on Section 7.03(c) of the Company Disclosure Schedule) or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee of that company, (ii) its obligations to pay annual bonuses with respect to the fiscal year in which the Effective Time occurs and (iii) all vested and accrued benefits under any Company Employee Plan.

(d) If directed in writing by Parent at least 5 Business Days prior to the Effective Time, the Company shall take all actions that are necessary to cause any Company Employee Plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Code to terminate effective as of no later than immediately prior to the Effective Time. All resolutions, notices or other documents issued, adopted or executed in connection with the implementation of this Section 7.03(c) shall be subject to Parent’s prior review and approval. The Company shall promptly provide all information about the Continuing Employees’ participation in the Company Employee Plans (including regarding elections) that Parent reasonably requests to permit Parent to meet its obligations pursuant to this Section 7.03(c).

(e) Through the Closing, Parent and the Company shall work together in good faith to consult with, or obtain the consent or advice of, any labor or trade union, works council or other employee representative body as required or appropriate to consummate the transactions contemplated by this Agreement, to the extent applicable.

(f) Neither Parent nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any period of time following the Effective Time. Subject to any obligations under Section 8.03(a), (i) Parent or its Affiliates may revise, amend or terminate any Company Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (ii) nothing in this Agreement shall be construed as an amendment of any Company Employee Plan and (iii) no provision of this Section 7.03 shall create any third-party beneficiary rights in any Company Service Provider or former Company Service Provider (including any beneficiary or dependent of such Company Service Provider or former Company Service Provider) in respect of continued employment (or resumed employment) or any other matter.

Section 7.04. Cooperation. Prior to the Closing, Parent shall not take any actions inconsistent with the terms of any Contract between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, that would reasonably be expected to have a material and adverse impact on the Outlet Segment, including any material delay or any failure to deliver any merchandise under any such Contract (which, for the avoidance of doubt, shall not include any actions taken in accordance with the course of dealing between the parties thereto prior to the date of this Agreement). Prior to the Outlet Closing Deadline, Parent shall, and shall cause its Affiliates to, not take any action that would unreasonably interfere with the Company’s ability to conduct the Outlet Sale Process (subject to Parent’s rights under Section 6.03(e) and the rights of any such Person under any Contract between such Person, on the one hand, and the Company or any of its Subsidiaries, on the other hand). Parent and the Company shall cooperate reasonably and in good faith with one another to make effective any Outlet Sale conducted in accordance with the terms of this Agreement that meets the Outlet Sale Requirements (which, for the avoidance of doubt, shall not require Parent or the Company to waive any rights under, and shall not permit Parent or the Company to take any actions prohibited by, this Agreement).

Section 7.05. Equity Financing. Parent shall take all actions and do all things reasonably necessary, proper or advisable to obtain the Equity Financing at the Closing, including by (i) maintaining in effect the Equity Commitment Letter, (ii) using reasonable best efforts to ensure the accuracy of all representations and warranties of Parent, if any, set forth in the Equity Commitment Letter, (iii) complying with its obligations under the Equity Commitment Letter, (iv) satisfying on a timely basis all conditions applicable to Parent in the Equity Commitment Letter that are within its control, (v) using its reasonable best efforts to enforce its rights under the Equity Commitment Letter, and (vi) consummating the Equity Financing at or prior to the Closing, including by causing ESL to fund the Equity Financing at the Effective Time.

Section 7.06. Debt Financing. If Parent elects to pursue the Debt Financing, Parent shall provide the Company with fully executed copies of any related engagement, commitment or fee letter for the Debt Financing (in each case subject to customary redactions for “flex” provisions, fees and other economic amounts) promptly following their execution and in any event not later than 45 days following the earlier of (a) the later of (x) the date that any Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period and (y) in the event an Outlet Purchase Agreement shall have been executed prior to the expiration of the Sale Period and later is terminated, 45 days after the date Parent is notified of such termination and (b) the expiration of the Sale Period if no Outlet Purchase Agreement shall have been executed prior thereto; provided, further, that without limitation of the foregoing, Parent shall not agree to, permit or enter into, any amendment, waiver, supplement or other modification to the terms of the letters relating to the Debt Financing without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood and agreed that it would be reasonable for the Company to withhold or otherwise delay or condition such consent if any such amendments, waivers, supplements or modifications would reasonably be expected to cause the anticipated Closing Date to occur past the End Date) if such amendment, waiver, supplement or other modification would reasonably be expected to (x) impose any new or additional conditions precedent or materially or unreasonably expand any existing condition to the funding of the Debt Financing contained in such letters, or (y) otherwise materially modify or expand any of the Financing Information required to be delivered by the Company (any such amendment, waiver, supplement or other modification, an “Adverse Amendment”); provided, further, that Parent shall be permitted to agree, permit or enter into any amendment, waiver, supplement or other modification that does not constitute an Adverse Amendment. Parent shall promptly deliver to Company copies of any Adverse Amendment.

Section 7.07. Existing Company Indebtedness. Subject to (a) the satisfaction of the conditions set forth in Section 9.01 and Section 9.02 (other than Section 9.01(f)(i)(A), Section 9.01(f)(i)(B) and Section 9.01(f)(ii)(A)), (b) the Company’s satisfaction of its obligations under Section 6.10 in all material respects and (c) the Company’s delivery of copies of the Payoff Letters to Parent at least 4 Business Days prior to the anticipated Closing Date, Parent shall take all actions necessary to cause the conditions set forth in Section 9.01(f)(i)(A), Section 9.01(f)(i)(B) and Section 9.01(f)(ii)(A) to be satisfied at or prior to the Closing.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall reasonably cooperate with one another and use (and cause their Subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (A) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary Filings, and (B) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In connection with any of the transactions contemplated by this Agreement, to the extent permitted by Applicable Law, and subject to Section 8.01(a), each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all reasonable respects with each other in connection with any Filing and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party, (ii) promptly inform the other party of any Filing or communication received from, or intended to be given to, any Governmental Authority and of any material communication received or intended to be given in connection with any Proceeding by a private party, and prior to submitting any Filing, substantive written communication, correspondence or other information or response by such party to any Governmental Authority (or members of the staff of any Governmental Authority) or in connection with any Proceeding by a private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such Filing, communication or inquiry and further each of the Company and Parent shall furnish each other with a copy of any Filing, communication or, if in written form, inquiry, it or any of its Affiliates makes to or receives from any Governmental Authority or in connection with any Proceeding by a private party and (iii) consult with each other in advance of any meeting or conference with any such Governmental Authority or, in connection with any Proceeding by a private party, with any other Person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) Without limiting the generality of, and in furtherance of, the other provisions of this Section 8.01, each of the parties, as applicable, agrees to prepare and file, as promptly as practicable after the good faith determination by the parties that such a Filing is required, a Notification and Report Form pursuant to the HSR Act. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 8.01, each of the Company and Parent agree to, as promptly as reasonably practicable, provide or cause to be provided to each and every U.S. federal or state Governmental Authority with jurisdiction over enforcement of any applicable antitrust, competition or similar Applicable Laws non-privileged information and documents requested by any such Governmental Authority or that are necessary, proper or advisable to permit consummation of the Merger and the other transactions contemplated by this Agreement.

Section 8.02. Public Announcements. No earlier than 6:00 a.m. (New York City time) on June 3, 2019, each party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and (b) neither Parent nor the Company shall issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided, however, that the restrictions set forth in this Section 8.02 shall not apply to any release or public statement (i) required by Applicable Law or any applicable listing authority (in which case the parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure and (y) to the extent practicable, cooperate (at the other party’s expense) in connection with the other party’s efforts to obtain a protective order), or (ii) made or proposed to be made by the Company in compliance with Section 6.03 with respect to the matters contemplated by Section 6.03 (or by Parent in response thereto). Notwithstanding the foregoing, (i) the parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements and (ii) Parent may communicate with the Company’s dealers and franchisees with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed).

Section 8.03. Information Statement Filing; Schedule 13E-3.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Information Statement and the Company and Parent shall jointly prepare and file with the SEC the Schedule 13E-3. The Company shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with Parent) to respond to any comments or requests for additional information made by the SEC with respect to the Information Statement and the Company and Parent shall use reasonable best efforts as promptly as reasonably practicable to jointly respond to any comments or requests for additional information made by the SEC with respect to the Schedule 13E-3.

(b) As promptly as reasonably practicable after the Information Statement has been cleared by the SEC or promptly after 10 calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to Company’s stockholders of record.

(c) Parent and Merger Subsidiary shall cooperate with the Company in the preparation of the Information Statement. Without limiting the generality of the foregoing, (i) each of Parent and Merger Subsidiary will furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement, that is customarily included in information statements prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company, and (ii) prior to the filing with the SEC or the mailing to the stockholders of the Company of the Information Statement, the Company shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, the Information Statement. The Company shall promptly (A) notify Parent upon the receipt of any comments or requests from the SEC and its staff related to the Information Statement and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Information Statement.

(d) Parent and the Company shall cooperate in the preparation and filing of the Schedule 13E-3. Without limiting the generality of the foregoing, each of Parent and the Company will furnish to the other the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Schedule 13E-3, that is customarily included in transaction statements on Schedule 13E-3 prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the other party. Parent and the Company shall promptly (A) notify the other party upon the receipt of any comments or requests from the SEC and its staff related to the Schedule 13E-3 and (B) provide the other party with copies of all correspondence between such party and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Schedule 13E-3.

Section 8.04. [Reserved].

Section 8.05. Notice of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication received by the Company or any of its Affiliates or Parent or any of its Affiliates from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, (i) that, if pending on the date of this Agreement, would have been required to have been disclosed by the Company or Parent pursuant to any Section of this Agreement or (ii) that relate to this Agreement or the consummation of the transactions contemplated hereby;

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition to Closing set forth in Article 9 not to be satisfied; and

(e) any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligation of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or, to the extent permissible under Applicable Law and this Agreement, waiver, as of the Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) (i) no Applicable Law shall have been enacted, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Authority that remains in effect and that directly or indirectly renders illegal, or otherwise restrains or prohibits, the consummation of the Merger; and (ii) there shall not be instituted or pending any Proceeding by any Governmental Authority that seeks any remedy described in the preceding clause (i); provided, however, that the party seeking to assert this condition shall have used those efforts required hereunder to resist, lift or resolve such order or Applicable Law;

(c) either (i) an Outlet Sale shall have been consummated and the process set forth in Section 2.09 to determine and calculate the Merger Consideration shall have been completed, (ii) the Sale Period shall have expired and no Outlet Purchase Agreement shall have been executed, or (iii) the Outlet Closing Deadline shall have occurred, any Outlet Purchase Agreement entered into prior to the expiration of the Sale Period shall have been terminated and neither the Company nor any of its Subsidiaries shall have or be subject in the future to any material liability for any breach by the Company of such Outlet Purchase Agreement prior to its termination;

(d) if a Notification and Report Form pursuant to the HSR Act is required to be filed in connection with the transactions contemplated by this Agreement, the applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated;

(e) the Information Statement shall have been mailed to the Company’s stockholders in accordance with Section 8.03 at least 20 days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act); and

(f) (i) unless waived by Bank of America, N.A. (the “ABL Facility Agent”) and the applicable Lenders (under and as defined in the ABL Facility), (A) all Obligations (as defined in the ABL Facility) under the ABL Facility shall have been paid in full in cash, (B) all Letters of Credit (as defined in the ABL Facility) under the ABL Facility shall have been terminated or Cash Collateralized (as defined in the ABL Facility) and (C) all Commitments of the Lenders (each as defined in the ABL Facility) shall have been terminated, and (ii) unless waived by Gordon Brothers Finance Company (the “Term Loan Agent”) and the applicable Lenders (under and as defined in the Term Loan), (A) all Obligations (as defined in the Term Loan) under the Term Loan shall have been paid in full in cash and (B) all Commitments of the Lenders (each as defined in the Term Loan) shall have been terminated.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligation of Parent and Merger Subsidiary to consummate the Merger is subject to the satisfaction or, to the extent permissible under Applicable Law and this Agreement, waiver, as of the Closing, of the following conditions:

(a) (i) the representations and warranties of the Company contained in Section 4.05(a), Section 4.05(b) and Section 4.05(d) shall be true and correct in all but de minimis respects, (ii) the representations and warranties of the Company contained in any of Section 4.01, Section 4.04, Section 4.06, Section 4.23, Section 4.24, and Section 4.25 that are qualified as to materiality or Company Material Adverse Effect shall be true and correct in all respects and any such representations and warranties that are not so qualified shall be true and correct in all material respects, (iii) the representations and warranties of the Company contained in Section 4.02 and Section 4.10(a) shall be true and correct in all respects and (iv) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications and limitations contained therein) shall be true and correct with, in the case of this clause (iv) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of each of clauses (i) through (iv) as of the date of this Agreement and as of the date of the Closing as if made at and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time); provided that (A) (x) if an Outlet Sale has been consummated, the representations and warranties of the Company contained in Article 4 of this Agreement shall be disregarded for purposes of this Section 9.02(a) to extent related to the Outlet Segment, and (y) any failure of a representation or warranty contained in Article 4 of this Agreement to be true and correct as of the Closing as required by this Section 9.02(a) shall be disregarded to the extent the failure of such representation or warranty to be so true and correct results from the taking of any action or change by the Company regarding the operations of the Hometown Segment proposed by Parent in accordance with clause (a) of Section 6.09, and (B) in the case of the representation and warranty in Section 4.27, to the extent the failure of such representation or warranty to be so true and correct results solely from actions taken by Parent in violation of this Agreement or ESL in violation of the ESL Letter Agreement, the failure of such representation to be so true and correct as required by this Section 9.02(a) shall be disregarded;

(b) no Credit Agreement Event of Default shall have occurred and be continuing, other than any Credit Agreement Event of Default arising solely from actions taken by Parent in violation of this Agreement or ESL in violation of the ESL Letter Agreement;

(c) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the date of the Closing; provided that failure by the Company to perform in all material respects its obligations under Section 6.10 shall not constitute a failure to satisfy the condition in this Section 9.02(c) except to the extent such failure by the Company to so perform results from the bad faith or gross negligence of the Company or a willful breach of Section 6.10 by the Company and, if capable of being cured, is not cured by the Company within five Business Days following delivery of written notice of such breach or failure to perform from Parent;

(d) since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; provided that no such event, occurrence, development or state of circumstances or facts that results from the taking of any action or change by the Company regarding the operations of the Hometown Segment proposed by Parent in accordance with clause (a) of Section 6.09; and

(e) Parent shall have received at the Closing a certificate executed by an authorized executive officer of the Company dated as of the Closing certifying that the conditions to Closing specified in Section 9.02(a), Section 9.02(b), Section 9.02(c) and Section 9.02(d) have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, or to the extent permissible under Applicable Law and this Agreement, waiver, as of the Closing, of the following conditions:

(a) the representations and warranties of Parent and Merger Subsidiary contained in Article 5 shall be true and correct on the date hereof and on the Closing Date, except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality” or words of similar import) would not, individually or in the aggregate, prevent, materially delay or materially impair Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement;

(b) (i) Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date (other than those obligations required to be performed by Parent under Section 7.07) and (ii) Parent shall have performed all obligations required to be performed by it under Section 7.07 at or prior to the Closing Date; and

(c) the Company shall have received at the Closing a certificate executed by an authorized executive officer of Parent certifying that the conditions to Closing specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of the Company:

(a) by mutual written agreement of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b) by the Company if ESL does not deliver the Stockholder Consent to the Company within 4 hours after the execution and delivery of this Agreement by the parties hereto; provided that the termination right under this Section 10.01(b) must be exercised by the Company no later than 5:00 p.m. (New York City time) on the Business Day immediately succeeding the date of this Agreement;

(c) by either the Company (provided that such termination has been approved by the Special Committee) or Parent, if:

(i) the Merger has not occurred on or before 5:00 p.m. (New York City time) on the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) permanently enjoins Merger Subsidiary from consummating the Merger or the Company, Parent or Merger Subsidiary from consummating the Merger and in each case such Applicable Law shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the existence of any fact or occurrence described in the foregoing clause (A) or (B);

(d) by Parent, if, prior to the Effective Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 9.02(a) or Section 9.02(c) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, the Company does not cure such breach or failure within 30 days after receipt by the Company of written notice from Parent of such breach or failure (or, if sooner, the End Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or Merger Subsidiary is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph as a result of the Company’s failure to satisfy or being unable satisfy the condition set forth in Section 9.02(b) if such failure or inability to satisfy is solely the result of actions taken by Parent in violation of this Agreement or ESL in violation of the ESL Letter Agreement; and

(e) by the Company, if, prior to the Effective Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, Parent does not cure such breach or failure within 30 days after receipt by Parent of written notice from the Company of such breach or failure (or, if sooner, the End Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder or Representative of such party) to the other party hereto; provided that, nothing herein shall relieve any party from liability for damages resulting from such party’s fraud or willful and material breach of this Agreement. The parties hereto agree that any breach of Section 7.07 shall be deemed to be a willful and material breach of this Agreement. The provisions of this Section 10.02, Section 8.03, Section 11.01, Section 11.03, Section 11.04, Section 11.07, Section 11.08 and Section 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email, so long as a receipt of such email is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Transform Holdco LLC

3333 Beverly Road

Hoffman Estates, IL 60179

Attention: Luke J. Valentino, General Counsel

Email: luke.valentino@searshc.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Facsimile: 212-225-3999

Attention: Benet J. O’Reilly, Neil R. Markel

Email: boreilly@cgsh.com, nmarkel@cgsh.com

if to the Company, to:

Sears Hometown and Outlet Stores, Inc.

5500 Trillium Boulevard, Suite 501

Hoffman Estates, Illinois 60192

Attention: Charles J. Hansen, Vice President, General Counsel and Secretary

Email: Charles.Hansen@shos.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Facsimile: 212-848-7179

Attention: Creighton O’M. Condon, Rory B. O’Halloran

Email: ccondon@shearman, rory.o’halloran@shearman.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. No Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver by the Company shall be at the direction of and approved by the Special Committee, (ii) there shall be no amendment or waiver that would require the approval of the stockholders of the Company under Applicable Law without such approval having first been obtained and (iii) Section 9.01(f) may not be modified, waived or otherwise amended without the prior written consent of the ABL Facility Agent and the Term Loan Agent.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses.

Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05. Disclosure Schedule and SEC Document References.

(a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be readily apparent to a reasonable Person who has read that reference and such representations and warranties without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document described in the first sentence of Article 4 shall only be deemed to be an exception to (or a disclosure for purposes of) the representations and warranties of the Company if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable Person who has read that information concurrently with such representations and warranties, together with the Company Disclosure Schedule, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; in each case, excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures to the extent they are cautionary, predictive or forward-looking in nature, and excluding any information incorporated by reference or exhibits attached to any of the foregoing.

Section 11.06. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the right of holders of Shares to receive the Merger Consideration as set forth in Article 2 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of Shares immediately prior to the Effective Time) and Section 7.02 (which shall be for the benefit of the Indemnified Persons) and Section 11.15 (which shall be for the benefit of the Parent Related Parties), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their respective Affiliates or any other Affiliate of ESL at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary or prejudice the rights of holders of Shares to receive the Merger Consideration.

Section 11.07. Governing Law. This Agreement and all claims and causes of action arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts of law rules of such state that would result in the application of the laws of any other jurisdiction.

Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates), other than any matters with respect to the determination of the final amount of the Merger Consideration (which shall be decided by the Arbiter in accordance with Section 2.09), shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING ANY DEBT FINANCING) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF AND SUCH WAIVERS AND CERTIFICATIONS SHALL EXTEND TO THE DEBT FINANCING SOURCES.

Section 11.10. Debt Financing. Notwithstanding anything in Sections 11.07, 11.08 and 11.09 to the contrary, with respect to any claim, suit, action or proceeding (whether in law or in equity and whether based on contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated in this Agreement or the Debt Financing, the parties agree that (i) such claims, suits, actions or proceedings shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom and (ii) they shall not bring, or permit any of their respective Affiliates to bring any claim, suit, action or proceeding referred to in this Section 11.10, or voluntarily support any other Person in bringing such claim, suit, action or proceeding, in any other courts.

Section 11.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transaction, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 11.12. Entire Agreement. This Agreement, the Annexes and Exhibits attached hereto, and the Company Disclosure Schedule constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate reasonably and in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and that money damages would not be an adequate remedy for any such harm. Prior to the valid termination of this Agreement pursuant to Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they are entitled at law or in equity without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity, subject to the terms and provisions of this Agreement.

Section 11.15. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, the Equity Commitment Letter, any Debt Financing Document or the ESL Letter Agreement, and then only to the extent of the specific obligations of such party set forth in this Agreement, the Equity Commitment Letter, any Debt Financing Document or the ESL Letter Agreement, as the case may be, no Parent Related Party or any prospective lender shall have any liability for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement, the Equity Commitment Letter or the ESL Letter Agreement or for any claim based upon, arising out of or related to this Agreement, the Equity Commitment Letter, the ESL Letter Agreement, any Debt Financing Document or any of the transactions contemplated by any such agreement, or in respect of any other document or theory of law or in equity, or in respect of any written or oral representations made or alleged to have been made in connection herewith or such documents or transactions, whether in contract, in tort, in equity or otherwise.

[The remainder of this page has been intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SEARS HOMETOWN AND OUTLET STORES, INC.

By:	/s/ Charles J. Hansen
Name: Charles J. Hansen
Title: Vice President, General Counsel and Secretary

TRANSFORM HOLDCO LLC

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

TRANSFORM MERGER CORPORATION

By:	/s/ Kunal Kamlani
Name: Kunal Kamlani
Title: President

[Signature page to Agreement and Plan of Merger]

ANNEX I

FORM OF STOCKHOLDER CONSENT

See attached.

I-1

SEARS HOMETOWN AND OUTLET STORES, INC.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

The undersigned stockholders of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Company”), constituting the holders of a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company, acting pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and Article I, Section 1.10 of the Amended and Restated Bylaws of the Company (the “Bylaws”), DO HEREBY IRREVOCABLY CONSENT (this “Consent”) to the adoption of, and DO HEREBY IRREVOCABLY ADOPT, the following resolutions as of June 1, 2019. Each capitalized term or other term used and not defined herein but defined in the Merger Agreement (as defined below) shall have the meaning ascribed to it in the Merger Agreement.

Approval of the Merger Agreement

WHEREAS, the Company has entered into an Agreement and Plan of Merger in the form approved by each of the Company Board (as defined below) and the Special Committee (as defined below) and attached hereto as Exhibit A (such Agreement and Plan of Merger, as executed and delivered by the parties thereto, including the exhibits and schedules thereto, the “Merger Agreement”), among Transform Holdco LLC, a Delaware corporation (“Parent”), Transform Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Subsidiary”), and the Company, which provides for the merger of the Merger Subsidiary with and into the Company (the “Merger”) with the Company surviving the Merger as a subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of an independent director (the “Special Committee”) to review, consider, evaluate, negotiate, reject or recommend or not recommend to the Company Board any offer by Parent to acquire securities of the Company or any other proposal for a business combination transaction with Parent;

WHEREAS, the Special Committee has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL Investments, Inc. and its investment affiliates, including Edward S. Lampert (together, “ESL”)), (ii) approved the Merger Agreement and the transactions contemplated thereby and declared the Merger Agreement advisable and (iii) recommended that the Company Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby and recommending that the Merger Agreement be adopted by the stockholders of the Company;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than ESL), (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval, and (iv) resolved to recommend that the Merger Agreement be adopted by the stockholders of the Company;

WHEREAS, the Merger Agreement will be submitted to the stockholders of the Company for its adoption immediately following its execution and delivery by the parties thereto, and the Company Board has resolved to recommend that the stockholders irrevocably approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger; and

WHEREAS, the undersigned stockholders have determined that it is desirable to irrevocably approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

NOW, THEREFORE, BE IT:

RESOLVED, that the Merger Agreement and the terms and conditions set forth therein and the transactions contemplated thereby, including the Merger, be, and hereby are, irrevocably adopted and approved in all respects (the “Merger Agreement Approval”); provided, however, that the Merger Agreement Approval shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms.

Approval of the Outlet Sale

WHEREAS, the Company desires to conduct the Outlet Sale Process between the execution of the Merger Agreement and the Closing; and

WHEREAS, to the extent that a sale of the Outlet Segment in accordance with the terms of the Merger Agreement that meets the Outlet Sale Requirements would constitute a sale of substantially all of the Company’s property and assets and be subject to the stockholder approval requirements of Section 271(a) of the DGCL, the undersigned stockholders have determined that it is desirable to irrevocably approve such sale of the Outlet Segment in accordance with the requirements of Section 271(a) of the DGCL.

NOW, THEREFORE, BE IT:

RESOLVED, that, to the extent that a sale of the Outlet Segment in accordance with the terms of the Merger Agreement that meets the Outlet Sale Requirements would constitute a sale of substantially all of the Company’s property and assets and be subject to the stockholder approval requirements of Section 271(a) of the DGCL, such sale of the Outlet Segment be, and hereby is, irrevocably approved in all respects (the “Outlet Sale Approval”); provided, however, that the Outlet Sale Approval shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms;

RESOLVED, FURTHER, that this Consent and the resolutions set forth herein shall be effective upon delivery to the Company in accordance with Section 228 of the DGCL and Article I, Section 1.10 of the Bylaws;

RESOLVED, FURTHER, that this Consent may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same written consent; and

RESOLVED, FURTHER, that this Consent shall be filed with the minutes of the proceedings of the stockholders of the Company.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned stockholders have executed this Consent effective as of the date written above.

ESL PARTNERS, L.P.

By:
Name:
Title:

[Signature Page to Written Consent of Stockholders]

EDWARD S. LAMPERT

[Signature Page to Written Consent of Stockholders]

ANNEX II

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SEARS HOMETOWN [AND OUTLET] STORES, INC.

ARTICLE ONE

The name of the corporation is Sears Hometown [and Outlet] Stores, Inc. (the “Corporation”).

ARTICLE TWO

The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801, and the name of the Corporation’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

ARTICLE FOUR

The total number of shares of capital stock that the Corporation has authority to issue is 25,000 shares, which will be designated common stock, par value $0.001 per share.

ARTICLE FIVE

The number of directors of the Corporation shall be such as fixed by, or in the manner provided in, the Bylaws of the Corporation (the “Bylaws”). Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.

ARTICLE SIX

The board of directors of the Corporation (the “Board of Directors”) may from time to time adopt, amend or repeal the Bylaws, subject to the power of the stockholders to adopt any Bylaws or to amend or repeal any Bylaws adopted, amended or repealed by the Board of Directors.

ARTICLE SEVEN

A. LIABILITY

No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (1) shall have breached the director’s duty of loyalty to the Corporation or its stockholders, (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of a director, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. INDEMNIFICATION

Each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), including any appeal therefrom, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or a direct or indirect subsidiary of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another entity or enterprise, or was a director or officer of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another entity or enterprise at the request of such predecessor corporation, shall be indemnified and held harmless by the Corporation, and the Corporation shall advance all expenses incurred by any such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL. In any proceeding against the Corporation to enforce these rights, such person shall be presumed to be entitled to indemnification and the Corporation shall have the burden of proving that such person has not met the standards of conduct for permissible indemnification set forth in the DGCL. The rights to indemnification and advancement of expenses conferred by this Article 7 shall be presumed to have been relied upon by the directors and officers of the Corporation in serving or continuing to serve the Corporation and shall be enforceable as contract rights. Such rights shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled. The Corporation may, upon written demand presented by a director or officer of the Corporation or of a direct or indirect subsidiary of the Corporation, or by a person serving at the request of the Corporation as a director or officer of another entity or enterprise, enter into contracts to provide such persons with specified rights to indemnification, which contrasts may confer rights and protections to the maximum extent permitted by the DGCL, as amended and in effect from time to time.

If a claim under this Article 7 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce the right to be advanced expenses incurred in defending any proceeding prior to its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the claimant shall be presumed to be entitled to indemnification and the Corporation shall have the burden of proving that the claimant has not met the standards of conduct for permissible indemnification set forth in the DGCL.

If the DGCL hereafter is amended to permit the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment, the indemnification rights conferred by this Article 7 shall be broadened to the fullest extent permitted by the DGCL, as so amended.

ARTICLE EIGHT

The directors shall have powers without the assent or vote of the stockholders to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

ARTICLE NINE

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest or for any other reason.

ARTICLE TEN

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware, of this Amended and Restated Certificate of Incorporation (this “Certificate”), and of any Bylaws from time to time made by the stockholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE ELEVEN

Section 203 of the DGCL, as amended from time to time, shall not apply to the Corporation.

ARTICLE TWELVE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

ANNEX III

OUTLET SALE TERM SHEET

All capitalized terms used but not defined herein have the meanings ascribed to them in the main body of the Agreement and Plan of Merger to which this annex is attached.

1.	Transaction Structure

A Third Party buyer (the “Outlet Buyer”) will acquire the Outlet Segment pursuant to an Outlet Purchase Agreement.

The Outlet Buyer will (i) acquire all of the equity of Sears Outlet Stores, LLC and Outlet Merchandising, LLC and any or all of the other Outlet Segment assets specified on Annex V as agreed between the Company and the Outlet Buyer (together, the “Outlet Assets”) and (ii) assume and agree to pay, perform and discharge all liabilities and obligations of the Company and its Subsidiaries primarily arising out of or relating to the Outlet Segment (together, the “Outlet Liabilities”) without further recourse to the Company or any of its Subsidiaries (other than in connection with (x) the Transition Assistance described in Item 5 below, (y) the Post-Closing Obligations described in Item 8 below and (z) a customary post-closing mechanism to true-up actual closing Net Working Capital to the amount estimated for purposes of calculating the closing payment as further described in Item 2 below).

For the avoidance of doubt, the Outlet Buyer shall assume all of the Outlet Liabilities upon the closing of the Outlet Sale (the “Outlet Sale Closing”), whether or not the Outlet Assets associated with such Outlet Liabilities are transferred to the Outlet Buyer. For example, the Outlet Liabilities shall include the liabilities and obligations of the Company and its Subsidiaries under any Real Property Lease primarily used or held for use in the conduct of the Outlet Segment, whether or not the Company and the Outlet Buyer determine to include such lease as an Outlet Asset.

Any cash (but, for the avoidance of doubt, not cash equivalents, including credit card receivables that are eligible to be pledged as collateral under the Credit Agreements) held by Sears Outlet Stores, LLC or Outlet Merchandising, LLC shall be distributed to the Company prior to the Outlet Sale Closing, other than cash held in stores in the ordinary course of business.

2.	Consideration and Purchase Price

Consideration will be payable to the Company in full at the closing of the Outlet Sale exclusively in cash in U.S. dollars (and the assumption of Outlet Liabilities) and will result in Net Proceeds that are no less than the Outlet Sale Minimum Proceeds.

If the Outlet Sale contemplates a post-closing Net Working Capital adjustment: (1) Parent shall be permitted to approve any estimate of Net Working Capital provided to the Outlet Buyer in connection with the Outlet Sale Closing and to discuss the calculation of such estimates with the Company’s management (Parent’s approval not to be unreasonably conditioned, withheld or delayed), (2) the maximum post-closing liability of the Company with respect to such post-

closing adjustment shall not exceed $2.5 million, (3) the Net Working Capital “target” included in the Outlet Purchase Agreement shall be no higher than $75 million and (4) Net Working Capital shall be calculated on the same basis as it is calculated under the Agreement.

3.	Employee Matters

The Outlet Buyer will agree to offer comparable employment to the Company employees dedicated to the Outlet Segment (the “Outlet Employees”) such that the Company will have no severance obligations to the Outlet Employees.

Any offers made to Outlet Employees must contemplate compensation (including a full year bonus opportunity for fiscal 2020) and benefits (excluding any equity incentives, defined benefit pensions or retiree medical benefits) for 1 year following the Outlet Sale Closing on terms no less favorable than either the applicable employee’s current employment terms or the employment terms of similarly situated employees of the Outlet Buyer.

The Company shall not be permitted to accelerate any compensation, bonus or other employment-related obligations in connection with the Outlet Sale except as expressly contemplated by Section 2.05 of the Agreement.

The Outlet Buyer will bear (1) 50% of any payments made to Messrs. Powell, Bird, Gray and Hansen and Ms. Joffe-Turjemon (whether or not they transfer in the Outlet Sale) under Section 2.05 of the Agreement and (2) 100% of any such payments made to any employees (excluding any of those five) who become employees of the Outlet Buyer or any of its affiliates in connection with the Outlet Sale, including in the case of clauses (1) and (2) the employer portion of any payroll Taxes due in connection with such payments (or, to the extent Outlet Buyer does not agree to bear such costs, they will reduce Net Proceeds).

4.	Leases	The parties will use commercially reasonable efforts prior to the Outlet Sale Closing to obtain any consents or other approvals of landlords necessary to assign the Real Property Leases to one of Sears Outlet Stores, L.L.C, Outlet Merchandising, LLC, or the Outlet Buyer or its Affiliates.

5.	Contract Separation / Cooperation	Third Party Contracts. With respect to any Outlet Asset that is a Contract (other than Contracts with Parent or its Subsidiaries) that is utilized by both the Outlet Segment and the Hometown Segment, the Company and the Outlet Buyer, respectively, shall be entitled to continue to derive benefits, and required to assume any obligations and economic burdens related to such benefits, following the Outlet Sale Closing. The Company and Outlet Buyer shall reasonably cooperate and negotiate in good faith with each other and any applicable third party in an effort to agree to such amendments, assignments, partial assignments, consents or other instruments as are reasonably requested and desired to enable the continued use following the Outlet Sale

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Closing by each of the Outlet Segment and the Hometown Segment of the products or services provided under such Contract. If, on the Outlet Closing Date, any such amendment, assignment, partial assignment, consent or other instrument is not obtained, the Company and the Outlet Buyer shall cooperate in a mutually acceptable arrangement under which the Company or the Outlet Buyer, as applicable, would, in compliance with applicable Law, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Contract, including by means of subcontracting, sublicensing or subleasing arrangements, or enforcement by the party to such Contract for the benefit (and at the expense) of the other party that is an intended beneficiary thereof.

Contracts with Parent and its Subsidiaries. With respect to any Outlet Asset that is a Contract with Parent or its Subsidiaries and which is utilized by the Outlet Segment, the Company may assign such Contract to the Outlet Buyer, subject to the terms and conditions thereof; provided that:

(i) if Parent chooses to exercise its termination right under the Store License Agreement or the Trademark License Agreement as a result of a sale of the Outlet Segment to a “Seller Competitor”, Parent shall grant the Outlet Buyer a limited transitional license under the licensed SEARS marks, subject to customary terms and conditions, for a period of no more than 180 days following the Outlet Sale Closing;

(ii)  if Parent does not terminate or does not have the right to terminate the Store License Agreement or the Trademark License Agreement upon an Outlet Sale Closing, then upon the request of Parent, the parties shall amend the Store License Agreement or the Trademark License Agreement to include (A) rights of Parent to receive reasonable samples of licensed materials, to suspend non-compliant uses of the licensed marks 30 days after notice is provided to the Outlet Buyer or immediately if such non-compliant use may reasonably cause material detriment to the licensed marks or the goodwill therein and to terminate the license 60 days after notice is provided to the Outlet Buyer of its material non-compliant use of the licensed marks to the extent such non-compliant use has not been cured, and (B) with respect to the Trademark License Agreement, limit the scope of such license to the promotion of the business of the Outlet Segment and use for the Outlet Segment of the SEARS mark in the “Sears Outlet Stores, LLC” corporate name or, subject to the approval of Parent (not to be unreasonably withheld, conditioned or delayed), another corporate name containing “Sears Outlet”;

(iii)  Parent shall grant the Outlet Buyer a limited transitional license under the “Sears Hometown and Outlet” and related marks and domain names, including theshocorp.com, that were used in the Outlet Segment as of

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the Outlet Sale Closing (and, with respect to the domain names, not used in the Hometown Segment as of the date hereof), subject to customary terms and conditions, for a period of no more than 180 days following the Outlet Sale Closing and for uses substantially similar to those of the Outlet Segment prior to the Outlet Sale Closing;

(iv) upon the Outlet Sale Closing, the Outlet Buyer and the Company shall enter into a cross-license agreement whereby each party licenses the other party (i) the Intellectual Property (other than Trademarks) and (ii) on a limited transitional basis, subject to customary terms and conditions, for a period of no more than 180 days following the Outlet Sale Closing and for uses substantially similar to those of the Hometown Segment (in the case that Outlet Segment is licensor) or the Outlet Segment (in the case that Hometown Segment is licensor) prior to the Outlet Sale Closing, the trademarks, in each of (i) and (ii), that were used or held for use as demonstrated by a bona fide, documented intention of future use (but not primarily used or held for use) in the Hometown Segment (in the case that Outlet Segment is licensor) or in the Outlet Segment (in the case that Hometown Segment is licensor) prior to the Outlet Sale Closing for use within such business;

(v)   with respect to the HQ Lease, the Outlet Buyer shall have the option of either (1) excluding such lease (and any associated liabilities) from the Outlet Sale (in which case, access to the premises may be provided to the Outlet Buyer on a transitional basis pursuant to Section 6 below) or (2) assuming such lease (provided that if the Outlet Buyer assumes the HQ Lease, the lease shall be amended to permit Parent to terminate the lease without making any early termination or similar payment on 6 months’ notice to the Outlet Buyer); and

(vi) in the case of a sale of the Outlet Segment to a “Seller Competitor” (as defined in the Store License Agreement), the parties shall negotiate in good faith to make other reasonable changes to such Contracts as requested by Parent to ensure that the Outlet Buyer would not obtain rights or assume obligations that could be used by the Outlet Buyer to the direct material detriment of Parent or any of its Subsidiaries.

6.	Transition Assistance

The Outlet Purchase Agreement may provide for the Company and the Outlet Buyer entering into a transition services agreement whereby the Company would provide customary transition services to the Outlet Buyer based on fully-loaded costs for no more than 180 days following the Outlet Sale Closing. Such transition services would be permitted to include the benefits that the Company currently receives under Parent’s Contracts with First Data, Discover Card, ValueLink, Telecheck and Citibank (including the Citibank Merchant Services Agreement).

If requested by Parent, the Outlet Purchase Agreement shall provide for the Company and the Outlet Buyer entering into a transition services agreement whereby the Outlet Segment would provide customary transition services to the Company based on fully-loaded costs for no more than 180 days following the Outlet Sale Closing.

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7.	Representations and Warranties; Pre-Closing Obligations

Each party will make customary representations for an asset sale transaction of this type.

None of the representations and warranties or covenants, obligations and agreements (to the extent contemplating or requiring performance at or prior to the Outlet Sale Closing) will survive the Outlet Sale Closing.

8.	Post-Closing Obligations and Recourse

None, other than customary mutual indemnification by the Outlet Buyer for assumed liabilities and by the Company for excluded liabilities and customary “wrong pockets” obligations.

Other than as expressly contemplated by this term sheet, the Company shall have no obligations under the Outlet Purchase Agreement that survive the Outlet Sale Closing.

9.	Conditions	The Company and the Outlet Buyer’s respective obligations to close the Outlet Sale will be subject to customary conditions. No condition to the Company’s obligation to close the Outlet Sale may be waived without the consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed).

10.	Termination	The Outlet Purchase Agreement must be terminable by the Company without any further liability or obligation to the Company from and after the Outlet Closing Deadline, other than any liability for any breach by the Company of the Outlet Purchase Agreement prior to its termination.

11.	Fees and Expenses

Each party will be responsible for its own fees and expenses incurred in negotiating the Outlet Purchase Agreement and consummating the Outlet Sale.

The Outlet Buyer will bear 50% of the aggregate premiums of any tail coverage obtained by the Company pursuant to Section 7.02 (or, to the extent Outlet Buyer does not agree to bear such premiums, they will reduce Net Proceeds).

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ANNEX IV

COMPETITIVELY SENSITIVE INFORMATION

•	Margin by product category

•	Revenues by product category (e.g., by types of appliances)*

•	Specific pricing in supplier agreements*

*	This shall only be restricted for strategic bidders or financial bidders with portfolio companies in the retail space.

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